UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2021
Commission File Number
0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México,
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1)
Yes   ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7)
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934.
Yes   ☐            No  ☒

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form
20-F
of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form
20-F)
and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form
20-F
and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page
F-1.
In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers), (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein. Petróleos Mexicanos hereby designates this report on Form
6-K
as being incorporated by reference into the Offering Circular dated October 28, 2019, as supplemented on February 10, 2020, relating to its U.S. $112,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.
Exchange Rates
On November 26, 2021, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 21.8530 = U.S. $1.00.
We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the nine-months ended September 30, 2021, at an exchange rate of Ps. 20.3060 = U.S. $1.00, which is the exchange rate that the
Secretaría de Hacienda y Crédito Público
(Ministry of Finance and Public Credit) instructed us to use on September 30, 2021. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.
Pemex Fertilizers
Prior to January 1, 2021,
Pemex Fertilizantes
(Pemex Fertilizers) operated as an additional productive state-owned subsidiary. On January 12, 2021, the Board of Directors of Petróleos Mexicanos issued the
Declaratoria de Extinción de Pemex Fertilizantes
(Declaration of Extinction of Pemex Fertilizers), which was published in the
Diario Oficial de la Federación
(Official Gazette of the Federation) on January 27, 2021 and became effective retroactively on January 1, 2021. As of January 1, 2021, all of the assets, liabilities, rights and obligations of Pemex Fertilizers were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Fertilizers. Pemex Fertilizers was in turn dissolved effective as of January 1, 2021.
Government Equity Capital Contribution
For the nine-month period ended September 30, 2021, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps. 167.9 billion (U.S. $8.3 billion) to Petróleos Mexicanos.
We used these funds to repay our overall indebtedness, manage the maturity profile of our debt, improve our financial position and carry out the construction of the new Dos Bocas Refinery. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form
20-F.

Selected Financial Data
The selected financial data as of December 31, 2020 is derived from the audited consolidated financial statements of PEMEX included in the Form
20-F.
The selected financial data as of September 30, 2021 and for the nine-month periods ended September 30, 2021 and 2020 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).
For the nine-month period ended September 30, 2021, we recognized a net loss of Ps. 100.2 billion and had negative equity of Ps. 2,090.7 billion. We had negative working capital of Ps. 417.8 billion and cash flows from operating activities of Ps. 99.6 billion during the nine-months ended September 30, 2021. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them below.
We also have substantial debt, including substantial short-term debt. This debt was mainly incurred to finance investments and to carry out our operations. Due to our heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has decreased.
We believe we have the capacity to comply with our payment obligations and our operating continuity, including our ability to refinance debt. However, our future cash flows are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2021 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. We have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form
20-F
and Notes
18-F
and 20 to our unaudited condensed consolidated interim financial statements included herein.
In this report we include selected financial data from our statement of financial position as of September 30, 2021 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2021. In addition, we include selected financial data from our statement of financial position as of December 31, 2020, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2020 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended (1)
	December 31,	September 30, (2)
	2020	2020	2021
	(in millions of pesos)
Statement of Comprehensive Income Data
Total of sales	953,662	704,834	1,049,699
Operating (loss) income	(63,063)	25,125	249,549
Financing income	16,742	9,521	20,084
Financing cost	(161,765)	(130,197)	(110,412)
Derivative financial instruments income (cost), net	17,096	2,003	(21,632)
Foreign exchange (loss), net	(128,949)	(383,467)	(23,408)
Net (loss)	(509,052)	(605,176)	(100,238)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	39,990	n.a.	39,641
Total assets	1,928,488	n.a.	2,051,739
Long-term debt (3)	1,867,630	n.a.	1,826,843
Total long-term liabilities (4)	3,560,805	n.a.	3,308,682
Total equity (deficit)	(2,404,727)	n.a.	(2,090,667)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	129,632	99,181	100,620
Acquisition of wells, pipelines, properties, plant and equipment (5)	(114,977)	(90,783)	(128,736)

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Derived from unaudited condensed consolidated interim financial statements.
(3)	Long-term debt does not include short-term indebtedness of Ps. 468,639 million (U.S. $23,079 million) as of September 30, 2021.
(4)	Total long-term liabilities do not include short-term liabilities of Ps. 833,723 million (U.S. $41,058 million) as of September 30, 2021.
(5)	Includes capitalized finance cost.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX
The following table sets forth our capitalization as of September 30, 2021.

	As of September 30, 2021 (1)
	(in millions of pesos)		(in millions of U.S. dollars)
Long-term leases, net of current portion (2)	Ps.	53,127	U.S. $	2,616
Long-term external debt		1,674,825		82,479
Long-term domestic debt		152,018		7,486

Long-term debt, net of current portion (3)		1,826,843		89,965

Total long-term leases and long-term debt, net of current portion		1,879,970		92,581

Certificates of Contribution “A” (4)		692,781		34,117
Mexican Government contributions		43,731		2,154
Legal reserve		1,002		49
Accumulated other comprehensive result		(4,837)		(238)
Accumulated deficit from prior years		(2,723,476)		(134,122)
Net (loss) for the period (5)		(100,094)		(4,929)

Total controlling interest		(2,090,893)		(102,969)
Total non-controlling interest		226		11

Total equity (deficit)		(2,090,667)		(102,958)

Total capitalization (6)		(210,697)		(10,377)

Note:	Numbers may not total due to rounding.
(1)
Derived from unaudited condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3060 = U.S. $1.00 as of September 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Long-term leases, net of current portion does not include short-term leases of Ps. 7,227 million (U.S. $356 million) as of September 30, 2021.
(3)	Long-term debt, net of current portion does not include short-term debt and current portion of long-term debt of Ps. 468,639 million (U.S. $23,079 million) as of September 30, 2021.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. (143,602) million for the nine-month period ended September 30, 2021.
(6)	Refers to Total long-term leases, net of current portion and long-term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
Operating and Financial Review and Prospects
Results of Operations of PEMEX—For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.
General
The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form
20-F
and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form
20-F,
and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page
F-1.

	Nine months ended September 30, (1)
	2020		2021 (2)
	(in millions of pesos)				(in millions of U.S. dollars)
Net Sales
Domestic	Ps.	377,063	Ps.	533,851	U.S. $	26,290
Export		324,231		512,370		25,232
Services income		3,541		3,478		171

Total of sales		704,835		1,049,699		51,693
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		16,111		38,242		1,883
Cost of sales		585,244		732,291		36,063

Gross income		135,702		355,650		17,513
Distribution, transportation and sale expenses		7,916		9,391		462
Administrative expenses		109,715		105,490		5,195
Other revenues		7,823		12,349		608
Other expenses		(767)		(3,569)		(176)

Operating income		25,127		249,549		12,288
Financing income		9,521		20,084		989
Financing cost		(130,197)		(110,412)		(5,437)
Derivative financial instruments income (cost), net		2,003		(21,632)		(1,065)
Foreign exchange (loss), net		(383,467)		(23,408)		(1,153)
(Loss) sharing in joint ventures and associates		(2,215)		(3,167)		(156)

(Loss) income before duties, taxes and other		(479,228)		111,014		5,466
Total duties, taxes and other		125,947		211,252		10,403

Net (loss)		(605,175)		(100,238)		(4,937)
Other comprehensive results		22,300		246,448		12,137

Total comprehensive (loss) income		(582,875)		146,210		7,200

Note:	Numbers may not total due to rounding.
(1)	Derived from unaudited condensed consolidated interim financial statements.
(2)
Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3060 = U.S. $1.00 at September 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.
Total Sales
Total sales increased by 48.9% or Ps. 344.9 billion in the first nine months of 2021, from Ps. 704.8 billion in the first nine months of 2020 to Ps. 1,049.7 billion in the first nine months of 2021, mainly due to increases in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and an 88.1% increase in the weighted average price of Mexican crude oil for export sales. From January 1, 2020 to September 30, 2020, the weighted average Mexican export crude oil price was U.S. $33.85 per barrel, compared to U.S. $63.68 per barrel for the same period in 2021.
Domestic Sales
Domestic sales increased by 41.6% in the first nine months of 2021, from Ps. 377.1 billion in the first nine months of 2020 to Ps. 533.9 billion in the first nine months of 2021, mainly due to increases in the sales prices of gasoline, jet fuel, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 29.8% in the first nine months of 2021, from Ps. 310.2 billion in the first nine months of 2020 to Ps. 402.7 billion in the first nine months of 2021, mainly due to a 34.8% increase in the sales prices of gasoline, 33.5% increase in the sales volume of fuel oil, and 15.1% increase in the sales volume of jet fuel.

Domestic sales of natural gas increased by 148.5% in the first nine months of 2021, from Ps. 16.5 billion in the first nine months of 2020 to Ps. 41.0 billion in the first nine months of 2021, mainly due to a 205.8% increase in its average sales price.
Domestic sales of liquefied petroleum gas increased by 87.3% in the first nine months of 2021, from Ps. 21.3 billion in the first nine months of 2020 to Ps. 39.9 billion in the first nine months of 2021, mainly as a result of an 81.6% increase in its average sales price.
Export Sales
Export sales increased by 58.1% in peso terms in the first nine months of 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 324.2 billion in the first nine months of 2020 to Ps. 512.4 billion in the first nine months of 2021. This increase was mainly due to a 88.1% increase in the weighted average Mexican export crude oil price in the first nine months of 2021, compared to the first nine months of 2020. From January 1 to September 30, 2020, the weighted average Mexican export crude oil price was U.S. $33.9 per barrel, compared to U.S. $63.7 per barrel in the same period of 2021.
Crude oil and condensate sales increased by 49.2%, from Ps. 232.1 billion in the first nine months of 2020 to Ps. 346.4 billion in the first nine months of 2021, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 70.2%, from U.S. $10.4 billion in the first nine months of 2020 to U.S. $17.7 billion in the first nine months of 2021. The weighted average price per barrel of crude oil exports in the first nine months of 2021 was U.S. $63.68, or 88.1% higher than the weighted average price of U.S. $33.85 in the first nine months of 2020.
Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 99.1%, from Ps. 22.9 billion in the first nine months of 2020 to Ps. 45.6 billion in the first nine months of 2021, primarily due to a 39.1% increase in the sales volume and 75.2% in the sales prices of fuel oil.
For the nine-month period ended September 30, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.1262 = U.S. $1.00, compared to Ps. 21.7798 = U.S. $1.00 during the same period of 2020, representing an appreciation of the peso against the U.S. dollar by Ps. 1.6484 (or 7.6%), which had an unfavorable effect on our export sales of Ps. 52.6 billion.
(Reversal of) Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net
Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 22.1 billion in the first nine months of 2021 as compared to the first nine months of 2020, from a net reversal of impairment of Ps. 16.1 billion as of September 30, 2020 to a net reversal of impairment of Ps. 38.2 billion as of September 30, 2021. This net reversal of impairment was primarily due to a net reversal of impairment of Ps. 37.6 billion in the cash generating units (CGUs) of Pemex Exploration and Production, mainly due to an increase in projected crude oil prices and a decrease in the discount rate.
Cost of Sales
Cost of sales increased by 25.1%, or Ps. 147.0 billion in the first nine months of 2021, from Ps. 585.3 billion in the first nine months of 2020 to Ps. 732.3 billion in the first nine months of 2021. This increase was mainly due to (1) a Ps. 91.6 billion increase in import purchases, primarily of Premium and Magna gasoline and natural gas, due to an increase in the purchase price of these products and (2) a Ps. 27.5 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the initial months of the
COVID-19
pandemic.

Total General Expenses
Total general expenses (including distribution, transportation and sale expenses and administrative expenses) decreased by 2.3%, from Ps. 117.6 billion for the first nine months of 2020 to Ps. 114.9 billion for the first nine months of 2021, mainly due to a decrease in net periodic cost of employee benefit as a result of an increase in the discount rate and expected rate of return on plan assets used in the actuarial computation method, offset by an increase in freight costs.
Other Revenues
Other revenues increased by Ps. 4.5 billion in the first nine months of 2021, from Ps. 7.8 billion in the first nine months of 2020 to Ps. 12.3 billion in the first nine months of 2021. This increase was mainly due to a Ps. 4.9 billion non-refundable
funds received from Fondo Nacional de Infraestructura (FONADIN) for payments to contractors of the Tula Refinery rehabilitation project.
Other Expenses
Other expenses increased by Ps. 2.8 billion in the first nine months of 2021, from Ps. 0.8 billion in the first nine months of 2020 to Ps. 3.6 billion in the first nine months of 2021. This increase was mainly due to an increase of Ps. 2.5 billion in expenses related to provisions recorded for ongoing legal proceedings.
Financing Income
Financing income increased by Ps. 10.6 billion in the first nine months of 2021, from Ps. 9.5 billion in the first nine months of 2020 to Ps. 20.1 billion in the first nine months of 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.
Financing Cost
Financing cost decreased by Ps. 19.8 billion in the first nine months of 2021, from Ps. 130.2 billion in the first nine months of 2020 to Ps. 110.4 billion in the first nine months of 2021, mainly due to the effect of the 1.8% depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2021, as compared to a higher depreciation of 19.2% for the same period of 2020.
Derivative Financial Instruments income (cost), Net
Derivative financial instruments (cost), net, increased by Ps. 23.6 billion, from a derivative financial instruments income of Ps. 2.0 billion in the first nine months of 2020 to a derivative financial instruments cost of Ps. (21.6) billion in the first nine months of 2021, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.
Foreign Exchange (Loss), Net
A substantial portion of our debt, 85.6% as of September 30, 2021, is denominated in foreign currency. Foreign exchange loss decreased by Ps. 360.1 billion, from a foreign exchange loss of Ps. 383.5 billion in the first nine months of 2020 to a foreign exchange loss of Ps. 23.4 billion in the first nine months of 2021, primarily due to the effect of lower depreciation of the peso against the U.S. dollar for the first nine months of 2021, as compared to the higher depreciation of the peso against the U.S. dollar for the first nine months of 2020. The value of the peso in U.S. dollar terms depreciated by 19.2%, from Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 22.4573 = U.S. $1.00 as of September 30, 2020, as compared to a 1.8% depreciation of the peso in U.S. dollar terms from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021.

Total Duties, Taxes and Other
The
Derecho por la Utilidad Compartida
(Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 67.8% in the first nine months of 2021, from Ps. 125.9 billion in the first nine months of 2020 to Ps. 211.3 billion in the first nine months of 2021, mainly due to an increase in the Profit-sharing Duty of Ps. 101.3 billion, principally driven by the 88.1% increase in the weighted average export price of Mexican crude oil, from U.S. $33.85 per barrel in the first nine months of 2020 to U.S. $63.68 per barrel in the first nine months of 2021; partially offset by the favorable effect of deferred income tax of Ps. 13.9 billion. Duties and taxes represented 20.1% and 17.9% of total sales in the first nine months of 2021 and 2020, respectively.
Net (Loss)
In the first nine months of 2021, we had a net loss of Ps. 100.2 billion, as compared to a net loss of Ps. 605.2 billion in the first nine months of 2020.
This decrease in net loss was mainly the result of (1) a Ps. 344.9 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and in the weighted average price of Mexican crude oil exports, (2) a Ps. 22.1 billion increase in net reversal of impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 360.1 billion decrease in foreign exchange loss, mainly due to lower depreciation of the peso against the U.S. dollar for the first nine months of 2021 as compared to the first nine months of 2020; partially offset by (1) a Ps. 147.0 billion increase in cost of sales, mainly in cost of import purchases (primarily Premium and Magna gasoline and natural gas) due to increase demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the
COVID-19
pandemic and (2) a Ps. 85.3 billion increase in taxes and duties, mainly due to a 88.1% increase in the weighted average export price of Mexican crude oil.
Other Comprehensive Results
In the first nine months of 2021, we reported a total comprehensive gain of Ps. 246.4 billion as compared to a total comprehensive gain of Ps. 22.3 billion in the first nine months of 2020, mainly due to an increase in the actuarial gains for employee benefits as a result of an increase in the discount rate and expected rate of return on plan assets used in the actuarial computation method.
Liquidity and Capital Resources
Overview
During the first nine months of 2021, our liquidity position was adversely affected mainly due to an increase in income taxes and duties payable and an increase in short-term debt as a result of indebtedness primarily incurred to meet our working capital needs and to the reclassification of credits with a current maturity of less than one year from long-term debt to short-term debt. This negative impact to our liquidity position was partially offset by (1) a decrease in the balance of accounts payable to suppliers in the first nine months of 2021 due to payments made by us, (2) an increase in sales to customers, (3) an increase in other accounts receivable, mainly taxes to be recovered and prepaid taxes and (4) an increase in the value of the inventories derived from the increase in oil prices in the first nine months of 2021 compared to oil prices in the same period of 2020.
Our principal uses of new funds in the first nine months of 2021 were the payment of debt maturities due during the same period and capital expenditures. We met the requirement to pay such debt maturities primarily with cash provided by cash flows from borrowings, which amounted to Ps. 1,058.9 billion. During the first nine months of 2021, our net cash flow from operating activities amounted to Ps. 99.6 billion and our net cash flow used in investing activities amounted Ps. 179.0 billion, which included Ps. 179.4 billion used in the acquisition of wells, pipelines, properties, plant and equipment, intangible assets and other assets.
Our 2021 budget includes Ps. 45.1 billion, which, for budgetary purposes, is classified as financial investment, rather than capital expenditures, related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery. During the first nine months of 2021, works in progress related to the Dos Bocas Refinery, including payments made in advance to contractors, have increased by Ps. 32.8 billion from Ps. 5.2 billion as of December 31, 2020 to Ps. 38.0 billion as of September 30, 2021.

As of September 30, 2021, we owed our suppliers Ps. 227.4 billion, as compared to Ps. 282.0 billion as of December 31, 2020. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities during the next twelve months, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in such period
.
The
Ley de Ingresos de la Federación para el Ejercicio Fiscal de
2021
(the Federal Revenue Law for the Fiscal Year 2021) applicable to us as of January 1, 2020 provides for the incurrence of up to Ps. 42.1 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. In addition, the significant crude oil price decline, which started in March 2020, and the negative economic impact as a result of the current global health crisis caused by the
COVID-19
pandemic, have negatively impacted our financial performance. During the first nine-months of 2021, the weighted average Mexican crude oil price was U.S. $62.75 per barrel, an increase of U.S. $28.73 per barrel as compared to the 2020 weighted average Mexican crude oil export price of U.S. $34.02 per barrel. As of November 30, 2021, the weighted average Mexican crude oil export price was U.S. $63.16 per barrel.
While prices have continued to recover, they remain volatile, and any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition.
These periods of low oil prices and increased oil price volatility, together with our declining production, have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite fluctuating oil prices and our heavy tax burden, our cash flow from operations for the nine-month period ended September 30, 2021, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for the remainder of 2021.
As of September 30, 2021, our total indebtedness, including accrued interest, was Ps. 2,295.5 billion in nominal terms, which represents a 1.6% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,258.7 billion as of December 31, 2020. As of September 30, 2021, 35.9% of our existing debt, or Ps. 823.4 billion, including accrued interest, is scheduled to mature in the next three years. Our working capital improved during the nine-month period ended September 30, 2021, from a negative working capital of Ps. 442.5 billion as of December 31, 2020, to a negative working capital of Ps. 417.8 billion as of September 30, 2021. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities, refinancing our existing indebtedness and repurchase transactions. See Note 18 to our unaudited condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 31.8% of our total liabilities as of September 30, 2021, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of September 30, 2021, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,316.7 billion. For more information on our Employee Benefits and Benefit Pension Plan, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Employee Benefits” and “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Benefit Pension Plan” in the Form
20-F.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.
Ratings actions related to us that occurred in 2021 include the following:

•
On March 31, 2021, Fitch Ratings affirmed our long-term foreign and local currency ratings at
BB-.
The rating outlook is stable. In addition, Fitch simultaneously affirmed our national long-term ratings at A(mex) and national short-term ratings at F1(mex), and has withdrawn all national scale ratings for commercial reasons.

•	On April 30, 2021, HR Ratings affirmed our global credit ratings to HR BBB+(G) with a negative outlook and affirmed our local credit rating at HR AAA with a stable outlook.

•	On July 27, 2021, Moody’s lowered our credit rating for our outstanding notes, as well as credit ratings based on our guarantee to A3.mx/Ba3 from A2.mx/Ba2.
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.
If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form
20-F.
Mexican Government contributions
During 2021, we received equity contributions from the Mexican Government in the amount of Ps. 210.7 billion. See Notes 18 and
22-c
to our unaudited condensed consolidated interim financial statements included herein for more information.
Equity contributions from the Mexican Government for 2021 as originally scheduled, amounted to Ps. 45.1 billion. Additionally, during 2021, we asked the Ministry of Finance and Credit Public for an additional equity contribution in the amount of Ps. 40.8 billion, through the Ministry of Energy for the construction of the Dos Bocas Refinery. As of November 30, 2021, we had received Ps. 81.4 billion in equity contributions from the Mexican Government for the construction of the Dos Bocas Refinery.
In February 2021, we requested an additional contribution from the Mexican Government through the Ministry of Energy in the amount of Ps. 96.7 billion, for the support of the strategic objective of the Business Plan to strengthen the financial position of the company. In September 2021, we requested an additional contribution of U.S. $1,576.3 million. As of November 30, 2021, we have received Ps.129.3 billion in contributions made by the Mexican Government for this purpose.
Going Concern
Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes
2-B
and
18-F
to our unaudited condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes
2-B
and
18-F
to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities
During the first nine months of 2021, net cash flows from operating activities totaled Ps. 99.6 billion, as compared to net cash flows from operating activities, which totaled Ps. 2.3 billion in the first nine months of 2020. During the first nine months of 2021, our net cash flows used in investing activities totaled Ps. 179.0 billion, as compared to Ps. 108.8 billion in the first nine months of 2020. During the first nine months of 2021, new financings totaled Ps. 1,058.9 billion and payments of principal and interest totaled Ps. 1,151.2 billion, as compared to Ps. 940.5 billion and Ps. 913.7 billion, respectively, during the first nine months of 2020. During the first nine months of 2021, we applied net funds of Ps. 179.4 billion to acquisitions of wells, pipelines, properties, plant and equipment, other assets and intangible assets as compared to Ps. 110.5 billion in the first nine months of 2020.
As of September 30, 2021, our cash and cash equivalents totaled Ps. 39.6 billion, as compared to Ps. 40.0 billion as of December 31, 2020 and Ps. 36.7 billion as of September 30, 2020. See Note 9 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
Liquidity Position
We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2021 and December 31, 2020.

	As of
	September 30, 2021		December 31, 2020
	(in millions of pesos)
Amounts available under existing credit facilities	Ps.	6,112	Ps.	74,903
Cash and cash equivalents		39,641		39,990

Liquidity	Ps.	45,753	Ps.	114,893

As of September 30, 2021, our lines of credit are fully committed and accordingly available at any time. We have a total amount of Ps. 193,356 million (U.S. $7,700 million and Ps. 37,000 million) in credit lines in order to provide liquidity, subject to our authorized net indebtedness. As of September 30, 2021, we had withdrawn Ps. 187,244 million (U.S. $7,399 million and Ps. 37,000 million) from these credit lines and had available Ps. 6,112 million (U.S. $301 million). As of November 30, 2021, we had withdrawn Ps. 195,817 million (U.S. $7,279 million and Ps. 37,000 million) from these credit lines and had available Ps. 9,186 million (U.S. $421 million).
The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2021 and 2020:

	For the nine-month period ended September 30,
	2021		2020
	(in millions of pesos)
Net cash flows from operating activities	Ps.	99,620	Ps.	2,297
Net cash flows (used in) investing activities		(178,967)		(108,784)
Net cash flows from financing activities		72,370		68,596
Effects of foreign exchange on cash balances		6,628		14,011

Net (decrease) in cash and cash equivalents	Ps.	(349)	Ps.	(23,880)

Note:	Numbers may not total due to rounding.

Recent Financing Activities
During the period from May 12, 2021 to November 30, 2021, we participated in the following financing activities:

•
On May 21, 2021, we renewed and restructured a term loan for U.S. $300,000,000 which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by our long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On June 21, 2021, we renewed a promissory note entered into in March 2021 for Ps. 2,000,000,000 and an original term of 90 days. This renewal was carried out for a term of 180 days at a rate linked to TIIE plus 260 basis points.

•	On July 8, 2021, we entered into a U.S. $300,000,000 term loan due July 2024, which bears interest at a floating rate linked to the London Inter Bank Offered Rate (LIBOR) plus 320 basis points.

•
On July 12, 2021, we renewed a promissory note entered into in April 2021 for Ps. 1,500,000,000 and an original term of 90 days. This renewal was carried out for a term of 170 days at a rate linked to TIIE plus 240 basis points.

•
On July 16, 2021, we entered into a U.S. $750,000,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by our long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 4,000,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•
On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 2,500,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

•	On September 13, 2021, we entered into a U.S. $500,000,000 term loan due December 2021, which bears interest at a floating rate linked to LIBOR plus 200 basis points.

•
On September 21, 2021, we entered into a U.S. $300,000,000 promissory notes in three tranches due December 2021. These tranches bear interest at a floating rate linked to LIBOR plus 200 to 245 basis points.

•	On October 19, 2021, we entered into a Ps. 4,000,000,000 term loan due April 23, 2022, which bears interest at a floating rate linked to TIIE plus 248 basis points.
During the period from October 1, 2021 to November 30, 2021, PMI Trading, as debtor, obtained U.S. $8,077 million in financing from its revolving credit lines and repaid U.S. $8,394 million. As of September 30, 2021, the outstanding amount under these revolving credit lines was U.S. $2,373 million. As of November 30, 2021, the outstanding amount under these revolving credit lines was U.S. $2,056 million.
For our financing activities for the period from January 1, 2021 to May 11, 2021, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2021 Financing Activities” in the Form
20-F.
As of September 30, 2021, and as of the date of this report, we were not in default under any of our financing agreements.
Capital Expenditures
We have adjusted our capital expenditures for 2021 to allocate resources for the rehabilitation of refineries, among others, and to increase the financial investment for the construction of the Dos Bocas Refinery, taking into consideration the additional contributions from the Mexican Government for this purpose. As of September 30, 2021 we had spent a total of Ps. 127,486 million (68.9% of the total capital expenditure for the year and 99.4% of the financial investments budget). Capital expenditure amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS. The following table shows our capital expenditures budget for 2021, excluding non-capitalizable
maintenance, as initially authorized, the increases considered and the amounts spent during the first nine months of 2021 by each productive state-owned
subsidiary and financial investments budget.
Capital Expenditures and Budget by Subsidiary

	2021 Original Budget		Adjusted Budget		Actual amount spent as of September 31, 2021

	(in millions of pesos)
Capital Expenditures
Pemex Exploration and Production	Ps.	179,275	Ps.	153,310	Ps.	106,694
Pemex Industrial Transformation		11,652		24,297		17,629
Pemex Logistics		3,193		6,026		2,927
Petróleos Mexicanos		375		1,273		235

Total capital expenditures	Ps.	194,495	Ps.	184,906	Ps.	127,486
Financial investments budget
Dos Bocas Refinery		45,050		77,366		77,366
Fertilizers		2,484		2,484		2,019

Total financial investment	Ps.	47,534	Ps.	79,850	Ps.	79,385

Business Overview
Production
Set forth below are our selected summary operating data.

	Nine months ended September 30,
	2020		2021		Change	%
Operating Highlights
Production
Liquids (tbpd) (1)(3)		1,690		1,731	41	2.4
Natural gas (mmcfpd) (2)(3)		3,641		3,683	42	1.2
Petroleum products (tbpd) (4)		590		709	119	20.2
Dry gas from units (mmcfpd)		2,258		2,060	(198)	(8.8)
Natural gas liquids (tbpd)		215		171	(44)	(20.5)
Petrochemicals (tt)		1,016		1,040	24	2.4
Average crude oil exports (tbpd) (5)
Isthmus		129.0		174.0	45.0	34.9
Maya		996.0		851.2	(144.8)	(14.5)

Total		1,125.0		1,025.2	(99.8)	(8.9)
Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S. $	10,485.1	U.S. $	17,562.8	7,077.7	67.5
Average PEMEX crude oil export prices per barrel (6)
Isthmus	U.S. $	35.07	U.S. $	64.23	29.2	83.1
Maya		34.47		62.59	28.1	81.6

Weighted average price (7)	U.S. $	34.03	U.S. $	62.75	28.7	84.4
West Texas Intermediate crude oil average price per barrel (5)	U.S. $	38.65	U.S. $	65.11	26.5	68.5

Notes: Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
n.a. not available
(1)	Includes crude oil and condensates.
(2)	Gas production does not include nitrogen.
(3)	Does not consider the production of oil and gas corresponding to the partner.
(4)	Gasoline production does not consider transfers.
(5)
The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as
PMI-NASA,
and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of September 30, 2021.

(6)	Average price during period indicated based on billed amounts.
(7)	On November 30, 2021, the weighted average price of our crude oil export mix was U.S. $63.16 per barrel.
(8)	On November 30, 2021, the West Texas Intermediate crude oil spot price was U.S. $66.18 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily liquids production increased by 2.4% in the first nine months of 2021, from 1,690 thousand barrels per day in the first nine months of 2020 to 1,731 thousand barrels per day in the first nine months of 2021. This increase was mainly due to:

•
a 15.9% and 58.0% increase in the production of light crude oil and condensates, respectively, of the Cheek, Itta, Ixachi, Manik NW, Pokché, Quesqui, Tlamani, and Yaxche fields and improved field performance.

Partially offset by:

•
a 4.9% decrease in the production of heavy crude oil, primarily due to the declining production at certain mature fields of the
Ku-Maloob-Zaap
business unit, as well as the result of the incident on platform
E-Ku-A2,
the leak in the pipeline
12-inch
(L-256)
of the
Ku-C
platform and failures in electro centrifugal pumping equipment in some wells in the Northeast Marine Region.

During the first nine months of 2021, natural gas production increased by 1.2%, from 3,641 million cubic feet per day in the first nine months of 2020 to 3,683 million cubic feet per day in the same period of 2021. This increase in production was primarily a result of:

•	a 0.6% increase in associated gas production, primarily due to an increase in the production of the Quesqui field and improved field performance; and

•	a 2.8% increase in non-associated gas production, mainly due to the incorporation of the production of the Ixachi field.
Production of petroleum products increased by 20.2% in the first nine months of 2021, from 590 thousand barrels per day in the first nine months of 2020 to 709 thousand barrels per day in the first nine months of 2021. The increase in production of petroleum products is the result of higher levels of crude oil process recorded during this period, which is explained by the continuity of the National Refining System rehabilitation program.
The production of distillates (gasoline, diesel and jet fuel) in the National Refining System increased by 48 thousand barrels per day in the first nine months of 2021 as compared to the first nine months of 2020. This increase in the production of distillates was mainly due to the Tula, Salina Cruz and Cadereyta refineries increasing production by 31 thousand barrels per day, 21 thousand barrels per day and 18 thousand barrels per day, respectively.
During the first nine months of 2021, dry gas production decreased by 8.8%, as compared to the same period of 2020. This behavior was mainly explained by a lower gas production at the Nuevo Pemex, Burgos and Poza Rica gas processing complexes as a consequence of a decrease in the receipt of sour and sweet wet gas from Pemex Exploration and Production.
During the first nine months of 2021, natural gas liquids production decreased by 20.5%, as compared to the same period of 2020 mainly as a result of a decrease in the receipt of sour wet gas from Pemex Exploration and Production.
During the first nine months of 2021, the production of petrochemical products increased by 24 thousand tons, a 2.4% increase as compared to the first nine months of 2020. This increase was mainly explained by:

•
a 130 thousand ton increase in the production of methane derivatives, which includes the production of ammonia and methanol, as a result of the stable operation of the ammonia VI unit of the Cosoleacaque petrochemical complex since March 2021, and also that the methanol unit of the Independencia petrochemical complex operated without commercial restrictions from January to September of 2021;

•	a 91 thousand ton increase in the production of other petrochemicals, which is explained by the increase in the production of carbon dioxide at the Cosoleacaque petrochemical complex; and

•	an 8 thousand ton increase in raw material for carbon black production, mainly due to increased processing of heavy crude oil at the Cadereyta and Madero refineries.

Impacts of the
COVID-19
Pandemic in 2021
The
COVID-19
pandemic adversely affected our business and operations during 2020, due to the volatility of international prices of oil, oil products and natural gas as they were strongly influenced by conditions and expectations of global supply and demand. During 2021, oil prices and oil demand have recovered significantly, however our business continues to be exposed to the ongoing effects caused by the
COVID-19
pandemic.
If the
COVID-19
pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments and reversals of impairments and reversal of impairments of fixed assets, and affect our ability to remediate the material weakness identified in our internal control over financial reporting. For further information regarding the impact of the
COVID-19
pandemic on us, see “Item 3–—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3––Risk Factors
The outbreak of
COVID-19
has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in the Form
20-F.
Industrial Transformation
Retail Service Stations
As of September 30, 2021, there were a total of 7,079 Pemex franchise gas stations, a decrease of 5.2% as compared to 7,468 Pemex gas stations as of December 31, 2020. As of September 30, 2021, 7,034 of these Pemex franchise gas stations were privately owned and operated as franchises, a decrease of 5.2% as compared to 7,423 privately-owned franchises as of December 31, 2020, while the remaining 45 were owned by Pemex Industrial Transformation, which was the same as of December 31, 2020. This decrease was mainly due to ongoing increased competition in the open market. In addition, as of September 30, 2021, Pemex Industrial Transformation supplied oil products to 6,139 gas stations outside of the Pemex franchise program, an increase of 8.3% as compared to 5,666 gas stations as of December 31, 2020. As of September 30, 2021, 964 of the gas stations outside of the Pemex franchise model operated under sublicenses of the Pemex brand, an increase of 9.2% as compared to 883 gas stations as of December 31, 2020 and, as of September 30, 2021. 5,175 gas stations used third party brands as of September 30, 2021, an increase of 8.2% as compared to 4,783 gas stations as of December 31, 2020. For more information regarding our gas stations, see “Item 4—Information on the Company—Industrial Transformation—Refining—Domestic Sales” and Item 4—Information on the Company—International Trading—Gas Stations in the United States” in the Form
20-F.
Deer Park Refinery
Since 1993, through our subsidiary company
PMI-NASA,
we have held a 49.99% interest in a limited partnership with Shell Oil Company, which holds a refinery located in Deer Park, Texas. The refinery has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, Shell Oil Company, as operator, is responsible for determining feedstock requirements. Shell Oil Company and PMI-NASA
each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.
On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, we signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596.0 million, such that upon closing we will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.

Directors and Senior Management
Effective as of August 3, 2021, Mr. Rogelio Eduardo Ramírez de la O was ratified by the Chamber of Deputies as Secretary of Finance and Public Credit and therefore, in accordance with the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), as member of the Board of Directors of Petróleos Mexicanos, replacing Mr. Arturo Herrera Gutierrez.
On December 1, 2021, Mr. Antonio López Velarde Loera was appointed Acting Corporate Director of Finance of Petróleos Mexicanos replacing Mr. Alberto Velázquez Garcĺa.
Exploration and Production
On July 2, 2021, an undersea gas pipeline ruptured in our
Ku-Maloob-Zaap
field in the Gulf of Mexico. The ensuing gas leak caused a fire in the ocean. According to our investigation, lightning in the area caused the fire when it struck gas that had risen to the ocean’s surface. We brought the gas leak under control within five hours. No oil leaked as a result of the accident and there were no reported injuries or deaths.
On July 5, 2021, the
Secretaría de Energía
(Ministry of Energy, or SENER) awarded control of the Zama field to us. We had been in discussions with the Block 7 Consortium, which is composed of Talos Energy Offshore Mexico 7, S. de R.L. de C.V., Sierra O&G Exploración y Producción, S. de R.L. de C.V. (now a WSDM company) and Premier Oil Exploration and Production Mexico, S.A. de C.V., in order to jointly submit a proposed unification agreement to the SENER. We were unable to reach an agreement with respect to the unification of the Zama field and, therefore, the SENER was empowered to award control of the field.
On August 22, 2021, a fire broke out at the
E-Ku-A2
platform of our
Ku-A
processing center in the
Ku-Maloob
Zaap business unit. Unfortunately, seven people lost their lives and six people were injured in the fire. Due to the fire, we temporarily stopped production at 125 wells. While we restored production of these wells as of August 30, 2021, this stoppage resulted in a decrease in production of 1.6 million barrels.

PETRÓLEOS MEXICANOS,
PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Figures stated in thousands, except as noted)

	Note	September 30, 2021		December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	8,9	Ps.	39,640,701	Ps.	39,989,781
Customers	8,10		100,731,652		68,382,413
Other financing receivable	8,10		36,275,681		31,615,623
Other non-financing receivable	10		120,972,563		89,789,428
Inventories	11		84,167,547		52,605,661
Current portion of the Government Bonds	8, 15-B		15,860,072		18,036,557
Derivative financial instruments	8		12,617,584		25,947,993
Other current assets			5,657,189		3,492,283

Total current assets			415,922,989		329,859,739
Non-current assets:
Investments in joint ventures and associates	8,12		8,649,061		12,015,129
Wells, pipelines, properties, plant and equipment, net	13		1,313,928,935		1,276,129,521
Rights of use			56,398,594		59,195,257
Long-term notes receivable, net of current portion	8,15-A		846,133		886,827
Long-term portion of the Government Bonds	8,15-B		110,751,699		111,512,962
Deferred income taxes and duties			86,333,906		108,529,199
Intangible assets, net	14		18,578,266		22,775,784
Other assets	15-C		40,328,990		7,583,510

Total non-current assets			1,635,815,584		1,598,628,189

Total assets		Ps.	2,051,738,573	Ps.	1,928,487,928

LIABILITIES
Current liabilities:
Short-term debt and current portion of long - term debt	8,16	Ps.	468,639,417	Ps.	391,097,267
Short-term leases	8		7,227,389		8,106,937
Suppliers	8		227,408,999		281,978,041
Income taxes and duties payable			81,277,623		51,200,314
Accounts and accrued expenses payable	8		37,443,397		30,709,497
Derivative financial instruments	8		11,725,902		9,318,015

Total current liabilities			833,722,727		772,410,071

Long-term liabilities:
Long-term debt, net of current portion	8,16		1,826,843,220		1,867,630,050
Long-term leases, net of current portion	8		53,127,021		55,077,191
Employee benefits			1,316,710,946		1,535,168,086
Provisions for sundry creditors	17, 19		101,820,088		94,625,884
Other liabilities			7,434,016		4,891,562
Deferred income taxes and duties			2,747,064		3,412,114

Total long-term liabilities			3,308,682,355		3,560,804,887

Total liabilities		Ps.	4,142,405,082	Ps.	4,333,214,958

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18	Ps.	692,781,447	Ps.	524,931,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(4,837,471)		(251,284,990)
Accumulated deficit:
From prior years			(2,723,475,900)		(2,214,597,087)
Net loss for the period			(100,094,174)		(508,878,813)

Total controlling interest			(2,090,893,377)		(2,405,096,722)
Total non-controlling interest			226,868		369,692

Total equity (deficit)		Ps.	(2,090,666,509)	Ps.	(2,404,727,030)

Total liabilities and equity (deficit)		Ps.	2,051,738,573	Ps.	1,928,487,928

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Note	2021		2020
Net sales:
Domestic		Ps.	533,850,612	Ps.	377,062,572
Export			512,370,010		324,230,709
Services income			3,477,957		3,541,055

Total of sales	7		1,049,698,579		704,834,336
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13		38,242,464		16,110,579
Cost of sales			732,291,029		585,244,228

Gross income			355,650,014		135,700,687
Distribution, transportation and sale expenses			9,390,723		7,916,255
Administrative expenses			105,489,921		109,715,148
Other revenues			12,348,570		7,822,823
Other expenses			(3,569,068)		(767,123)

Operating income			249,548,872		25,124,984

Financing income (1)			20,083,884		9,521,018
Financing (cost) (2)			(110,411,972)		(130,196,711)
Derivative financial instruments (cost) income, net			(21,632,280)		2,003,365
Foreign exchange (loss), net			(23,407,879)		(383,467,068)

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange (loss), net			(135,368,247)		(502,139,396)
(Loss) sharing in joint ventures and associates	12		(3,166,683)		(2,214,544)

Income (loss) before duties, taxes and other			111,013,942		(479,228,956)

Profit-sharing duty, net			213,889,840		112,585,930
Income tax (income) expense			(2,638,122)		13,361,215

Total duties, taxes and other			211,251,718		125,947,145

Net (loss)		Ps.	(100,237,776)	Ps.	(605,176,101)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			4,920,156		22,354,520
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains (losses) - employee benefits, net of taxes	18 d.		241,528,141		(54,156)

Total other comprehensive results			246,448,297		22,300,364

Total comprehensive income (loss)		Ps.	146,210,521	Ps.	(582,875,737)

Net loss attributable to:
Controlling interest			(100,094,174)		(605,044,201)
Non-controlling interest			(143,602)		(131,900)

Net (loss)			(100,237,776)		(605,176,101)

Other comprehensive results attributable to:
Controlling interest			246,447,519		22,390,774
Non-controlling interest			778		(90,410)

Total other comprehensive results			246,448,297		22,300,364

Comprehensive income (loss):
Controlling interest			146,353,345		(582,653,427)
Non-controlling interest			(142,824)		(222,310)

Total comprehensive income (loss)			146,210,521		(582,875,737)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1	Includes financing income from investments.
2	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Note	2021		2020
Net sales:
Domestic		Ps.	189,523,448	Ps.	120,081,045
Export			193,772,029		117,829,287
Services income			1,414,230		1,120,829

Total of sales	7		384,709,707		239,031,161
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13		6,050,004		8,186,003
Cost of sales			268,452,309		189,044,970

Gross income			122,307,402		58,172,194
Distribution, transportation and sale expenses			2,476,971		(652,161)
Administrative expenses			38,239,566		36,839,902
Other revenues			6,865,156		1,587,937
Other expenses			(2,613,251)		936,954

Operating income			85,842,770		24,509,344

Financing income (1)			4,862,882		268,882
Financing (cost) (2)			(36,248,904)		(33,355,212)
Derivative financial instruments (cost) income, net			(9,274,432)		17,023,945
Foreign exchange (loss) gain, net			(47,003,832)		36,193,847

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange gains, net			(87,664,286)		20,131,462
Profit (loss) sharing in joint ventures and associates	12		41,601		(1,403,920)
(Loss) income before duties, taxes and other			(1,779,915)		43,236,886
Profit-sharing duty, net			78,338,315		40,275,201
Income tax (income) expense			(2,873,818)		1,550,463

Total duties, taxes and other			75,464,497		41,825,664

Net (loss) income		Ps.	(77,244,412)	Ps.	1,411,222

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			5,170,905		(3,271,070)
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses - employee benefits, net of taxes	18 d.		(9,045)		—

Total other comprehensive results			5,161,860		(3,271,070)

Total comprehensive (loss)		Ps.	(72,082,552)	Ps.	(1,859,848)

Net loss attributable to:
Controlling interest			(77,208,825)		1,417,009
Non-controlling interest			(35,587)		(5,787)

Net (loss) income			(77,244,412)		1,411,222

Other comprehensive results attributable to:
Controlling interest			5,160,808		(3,270,025)
Non-controlling interest			1,052		(1,045)

Total other comprehensive results			5,161,860		(3,271,070)

Comprehensive (loss) income:
Controlling interest			(72,048,017)		(1,853,016)
Non-controlling interest			(34,535)		(6,832)

Total comprehensive (loss)			(72,082,552)		(1,859,848)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Includes financing income from investments.
(2)	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Controlling interest
							Accumulated other comprehensive income (loss)				Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the period		From prior years		Total		Non-controlling interest		Total equity (deficit), net
Balances as of December 31, 2019	Ps.	478,675,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	43,229,070	Ps.	(283,307,660)	Ps.	(281,490,302)	Ps.	(1,933,106,785)	Ps.	(1,931,267,509)	Ps.	(141,793)	Ps.	(1,931,409,302)

Transfer to accumulated deficit		—		—		—		—		—		347,289,362		(347,289,362)		—		—		—
Increase in Mexican Government contributions		46,256,000		—		—		—		—		—		—		46,256,000		—		46,256,000
Non-controlling divestment				—		—		—		—		—		—		—		783,749		783,749
Total comprehensive (loss) income		—		—		—		22,444,930		(54,156)		(605,044,201)		.		(582,653,427)		(222,310)		(582,875,737)

Balances as of September 30, 2020	Ps.	524,931,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	65,674,000	Ps.	(283,361,816)	Ps.	(539,245,141)	Ps.	(2,280,396,147)	Ps.	(2,467,664,936)	Ps.	419,646	Ps.	(2,467,245,290)

Balances as of December 31, 2020	Ps.	524,931,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	51,201,257	Ps.	(302,486,247)	Ps.	(508,878,813)	Ps.	(2,214,597,087)	Ps.	(2,405,096,722)	Ps.	369,692	Ps.	(2,404,727,030)

Transfer to accumulated deficit		—		—		—		—		—		508,878,813		(508,878,813)		—		—		—
Increase in Mexican Government contributions		167,850,000		—		—		—		—		—		—		167,850,000		—		167,850,000
Total comprehensive income (loss)		—		—		—		4,919,378		241,528,141		(100,094,174)		—		146,353,345		(142,824)		146,210,521

Balances as of September 30, 2021	Ps.	692,781,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	56,120,635	Ps.	(60,958,106)	Ps.	(100,094,174)	Ps.	(2,723,475,900)	Ps.	(2,090,893,377)	Ps.	226,868	Ps.	(2,090,666,509)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
OF
CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	2021	2020
Operating activities
Net (loss)	Ps. (100,237,776)	Ps. (605,176,101)
Items related to investment activities
Income taxes and duties	211,251,718	125,947,145
Depreciation and amortization of wells, pipelines, properties, plant and equipment	100,620,021	99,181,110
Amortization of intangible assets	113,020	234,190
(Reversal of impairment) of wells, pipelines, properties, plant and equipment	(38,242,464)	(16,110,579)
Capitalized unsuccessful wells	11,663,560	4,455,298
Unsuccessful wells from intangible assets	9,676,416	1,651,090
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	214,580	2,130,238
Depreciation of rights of use	4,744,781	5,573,600
Reversal of impairment of rights of use	(87,025)	—
Unrealized foreign exchange (income) of reserve for well abandonment	2,444,904	2,646,107
Gains from the transfer of shares	—	(707,533)
Loss sharing in joint ventures and associates	3,166,683	2,214,544
Items related to financing activities
Unrealized foreign exchange loss	21,861,801	364,617,367
Interest expense	110,411,972	130,196,711
Interest income	(20,083,884)	(9,521,018)

	317,518,307	107,332,169
Profit-sharing duty paid	(197,176,600)	(125,144,792)
Derivative financial instruments	15,738,296	(25,417,167)
Accounts receivable	(28,963,559)	(6,381,477)
Inventories	(23,399,928)	26,224,692
Accounts payable and accrued expenses	6,733,900	10,549,621
Suppliers	(35,300,386)	(39,627,093)
Provisions for sundry creditors	6,061,346	17,044,475
Employee benefits	33,539,425	48,416,932
Other taxes and duties	4,868,717	(10,700,541)

Net cash flows from operating activities	99,619,518	2,296,819

Investing activities
Interests collected	458,536	1,556,196
Resources from the transfer of shares	—	134,716
Other assets	(34,910,386)	(7,737,469)
Acquisition of wells, pipelines, properties, plant and equipment	(128,735,735)	(90,783,312)
Intangible assets	(15,779,360)	(11,953,918)

Net cash flows (used in) investing activities	(178,966,945)	(108,783,787)

(Cash deficit) before financing activities	(79,347,427)	(106,486,968)
Financing activities
Increase in equity due to Certificates of Contribution “A”	167,850,000	46,256,000
Long-term receivables from the Mexican Government	—	4,080,544
Interest received for long-term receivable from the Mexican Government	5,859,566	903,126
Lease payments of principal	(6,220,285)	(9,500,587)
Lease payments of interest	(2,724,759)	—
Loans obtained from financial institutions	1,058,854,764	940,509,304
Debt payments, principal only	(1,027,818,098)	(797,661,890)
Interest paid	(123,430,793)	(115,990,121)

Net cash flows from financing activities	72,370,395	68,596,376

Net (decrease) in cash and cash equivalents	(6,977,032)	(37,890,592)
Effects of foreign exchange on cash balances	6,627,952	14,010,951
Cash and cash equivalents at the beginning of the period	39,989,781	60,621,631

Cash and cash equivalents at the end of the period (Note 9)	Ps. 39,640,701	Ps. 36,741,990

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Figures stated in thousands, except as noted)
NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).
The Subsidiary Entities and their primary purposes, are as follows:

•
Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•
Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals; and

•
Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.
The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.
“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.
Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, Mexico.
NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION
Authorization –
On
December 3,
2021, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.
Statement of compliance –
PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2021 and December 31, 2020, and for the nine-month periods ended September 30, 2021 and 2020, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

A.	Basis of accounting
These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement
Derivative Financial Instruments (“DFIs”)	Fair Value
Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

B.	Going concern
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note
18-f).

C.	Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.
The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.
Employee benefits provision was approximately 32% and 35% of PEMEX’s total liabilities as of each of September 30, 2021 and December 31, 2020, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition –
References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

D.	Use of judgments and estimates
The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

i.	Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial
assets and liabilities.
PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.
When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. However, these new standards have not had an impact on the unaudited condensed consolidated interim financial statements of PEMEX.
In connection with the Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which became effective on January 1, 2021, the amendments address issues that might affect financial reporting as a result of reforms to IBOR interest rate benchmarks, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of IBOR interest rate benchmarks with alternative benchmark rates. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:

•	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

•	hedge accounting.
The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.
Therefore, PEMEX has identified and is reviewing contracts, expiring after the applicable cessation dates, that could have an impact derived from the change in the aforementioned rates. PEMEX will continue working on any amendments to the contracts which may be required as a result of the transition.
PEMEX has a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars with maturity and interest rate fixation after June 2023.
PEMEX is currently monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.
Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

NOTE 4. STANDARDS ISSUED BUT NOT YET EFFECTIVE
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these unaudited condensed consolidated interim financial statements.
NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of September 30, 2021 and December 31, 2020, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics. Former Subsidiary Entity Pemex Fertilizers was also consolidated in these financial statements until December 31, 2020.
As of September 30, 2021 and December 31, 2020, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (“PEP DAC”) (v) (xi)

•	P.M.I. Holdings, B.V. (“PMI HBV”) (i)(vii)(xii)

•	P.M.I. Trading DAC (“PMI Trading”) (i)(vii)(xi)

•	P.M.I. Holdings Petróleos España, S. L. (“HPE”) (i)(vii)(ix)

•	P.M.I. Services North America, Inc. (“PMI SUS”) (i)(vii)(x)

•	P.M.I. Norteamérica, S. A. de C. V. (“PMI NASA”) (i)(vii)(viii)

•	P.M.I. Comercio Internacional, S. A. de C. V. (“PMI CIM”) (i)(ii)(viii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (“SANMA”) (vii)(viii)

•	Pro-Agroindustria, S. A. de C. V. (“AGRO”) (vii)(viii)

•	P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (“PTI ID”) (vi)(vii)(viii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (“PMI CT”) (i)(iii)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (“PMI TG”) (i)(iii)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (“PMI SP”) (i)(vii)(viii)

•	P.M.I. Midstream del Centro, S. A. de C. V. (“PMI MC”) (i)(vi)

•	PEMEX Procurement International, Inc. (“PPI”) (vii)(x)

•	Hijos de J. Barreras, S. A. (“HJ BARRERAS”) (ii)(iv)

•	PEMEX Finance, Ltd. (“FIN”) (vii)(xiv)

•	Mex Gas Internacional, S. L. (“MGAS”) (vii)(viii)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (“PDII”) (vii)(viii)

•	Kot Insurance Company, AG. (“KOT”) (vii)(xiii)

•	PPQ Cadena Productiva, S.L. (“PPQCP”) (vii)(viii)

•	III Servicios, S. A. de C. V. (“III Servicios”) (vii)(viii)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(vii)(viii)

•	PMX Fertilizantes Holding, S.A de C.V. (“PMX FH”) (vii)(viii)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (vii)(viii)

•	Grupo Fertinal (“GP FER”) (vii)(viii)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(viii)

•	P.M.I. Trading Mexico, S.A. de C.V. (“TRDMX”) (i)(vii)(viii)

•	Holdings Holanda Services, B.V. (“HHS”) (vii)(xii)

i. Member Company of the “PMI Subsidiaries”.

ii. Non-controlling interest company. (98.33% in PMI CIM and 60.0% in COMESA and HJ BARRERAS until April 30, 2020).

iii. These companies were merged into PMI NASA in 2020.

iv. As of May 2020, this company is not included in the consolidation (see Note 18-g).

v. This company was liquidated in August 2020.

vi. This company was liquidated in April 2020.

vii. Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.

viii. Operates in Mexico.

ix. Operates in Spain.

x. Operates in United States of America.

xi. Operates in Ireland.

xii. Operates in Netherlands.

xiii. Operates in Switzerland.

xiv. Operates in Cayman Islands.
NOTE 6. SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and production of crude oil
and natural gas,
as
well
as
the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2021, PEMEX’s operations were conducted through five business segments: Exploration and Production, Industrial Transformation, Logistics, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Until December 31, 2020, PEMEX’s operations were also conducted through an additional business segment, Fertilizers (merged into the Industrial Transformation segment as of January 1, 2021). Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:

•
The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 18 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•
The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the
Comisión Federal de Electricidad
(Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the
Aeropuertos y Servicios Auxiliares
(Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•
The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•
The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market. This entity was merged into the Industrial Transformation segment as of January 1, 2021.

•
The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•
The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance
services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. The columns before intersegment eliminations include unconsolidated figures. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its
decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/ for the nine-month period ended September 30, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	335,604,545	492,800,331	—	208,636,965	9,178,781	—	1,046,220,622
Intersegment		315,840,615	124,338,007	60,838,892	276,533,100	71,081,482	(848,632,096)	—
Services income		73,383	435,837	2,134,218	825,655	8,864	—	3,477,957
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		37,635,674	278,616	328,174	—	—	—	38,242,464
Cost of sales		328,653,112	668,263,462	33,892,357	472,133,743	27,110,895	(797,762,540)	732,291,029

Gross income (loss)		360,501,105	(50,410,671)	29,408,927	13,861,977	53,158,232	(50,869,556)	355,650,014
Distribution, transportation and sales expenses		230,436	10,852,331	89,785	1,031,673	37,560	(2,851,062)	9,390,723
Administrative expenses		43,907,361	38,721,624	12,262,178	1,262,657	57,258,260	(47,922,159)	105,489,921
Other revenue		4,526,734	7,197,518	87,125	215,827	321,366	—	12,348,570
Other expenses		(3,146,208)	(189,345)	(73,769)	(7,094)	(148,477)	(4,175)	(3,569,068)

Operating income (loss)		317,743,834	(92,976,453)	17,070,320	11,776,380	(3,964,699)	(100,510)	249,548,872
Financing income		55,124,171	299,598	4,441,923	264,022	108,129,043	(148,174,873)	20,083,884
Financing cost		(95,271,585)	(12,551,866)	(252,639)	(1,530,044)	(149,081,222)	148,275,384	(110,411,972)
Derivative financial instruments (cost) income, net		(19,316,381)	(15,231)	—	(1,538,761)	(761,907)	—	(21,632,280)
Foreign exchange (loss) gain, net		(16,401,846)	(4,690,382)	32,015	(95,891)	(2,251,775)	—	(23,407,879)
(Loss) profit sharing in joint ventures and associates		(286,382)	(1,210,016)	(18)	(1,044,164)	(60,826,565)	60,200,462	(3,166,683)
Taxes, duties and other		213,889,840	—	(2,187,700)	972,689	(1,423,111)	—	211,251,718

Net (loss) income	Ps.	27,701,971	(111,144,350)	23,479,301	6,858,853	(107,334,014)	60,200,463	(100,237,776)

Total current assets	Ps.	906,256,631	207,111,584	202,783,552	207,430,242	1,062,055,319	(2,169,714,339)	415,922,989
Total non-current assets		872,904,101	405,924,019	160,058,416	42,174,526	908,614,325	(753,859,803)	1,635,815,584
Total current liabilities		417,250,129	628,668,453	46,121,868	162,190,922	1,748,660,888	(2,169,169,533)	833,722,727
Total non-current liabilities		2,265,705,824	629,004,046	74,329,441	444,940	2,127,910,345	(1,788,712,241)	3,308,682,355
Equity (deficit), net		(903,795,221)	(644,636,896)	242,390,659	86,968,906	(1,905,901,589)	1,034,307,632	(2,090,666,509)
Depreciation and amortization		84,242,207	11,132,633	3,072,705	187,832	1,984,644	—	100,620,021
Depreciation of rights of use		279,511	2,964,439	208,768	699,943	592,120	—	4,744,781
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		25,455,692	36,775,271	6,229,702	(12,222)	22,731,321	—	91,179,764

As of/ for the three-month period ended September 30, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	128,897,928	174,362,921	—	76,055,408	3,979,220	—	383,295,477
Intersegment		114,921,318	47,962,508	19,947,189	100,402,887	27,825,616	(311,059,518)	—
Services income		30,621	261,268	726,852	393,952	1,537	—	1,414,230
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net		9,443,446	(3,611,756)	218,314	—	—	—	6,050,004
Cost of sales		126,291,748	236,598,432	11,831,740	174,170,506	11,043,456	(291,483,573)	268,452,309

Gross income (loss)		127,001,565	(17,623,491)	9,060,615	2,681,741	20,762,917	(19,575,945)	122,307,402
Distribution, transportation and sales expenses		62,693	3,087,902	(8,698)	288,789	(18,862)	(934,853)	2,476,971
Administrative expenses		17,753,595	14,071,271	4,393,807	482,675	20,122,711	(18,584,493)	38,239,566
Other revenue		3,148,554	4,537,413	17,869	59,500	(898,180)	—	6,865,156
Other expenses		(2,104,376)	(79,553)	(243,343)	(2,356)	(134,257)	(49,366)	(2,613,251)

Operating income (loss)		110,229,455	(30,324,804)	4,450,032	1,967,421	(373,369)	(105,965)	85,842,770
Financing income		17,230,225	94,579	1,520,485	96,380	37,230,117	(51,308,904)	4,862,882
Financing cost		(30,963,086)	(4,978,753)	(53,066)	(579,116)	(51,089,753)	51,414,870	(36,248,904)
Derivative financial instruments (cost) income, net		(10,894,207)	(9,289)	—	(384,398)	2,013,462	—	(9,274,432)
Foreign exchange (loss) gain, net		(39,266,376)	(4,559,118)	(29,817)	26,655	(3,175,176)	—	(47,003,832)
Profit (loss) sharing in joint ventures and associates		(93,864)	(1,190,495)	(16)	112,534	(66,366,443)	67,579,885	41,601
Taxes, duties and other		78,338,315	—	(2,825,150)	354,020	(402,688)	—	75,464,497

Net (loss) income	Ps.	(32,096,168)	(40,967,880)	8,712,768	885,456	(81,358,474)	67,579,886	(77,244,412)

Depreciation and amortization		27,813,841	3,620,080	292,073	63,715	632,445	—	32,422,154
Depreciation of rights of use		93,167	934,486	50,259	217,770	194,936	—	1,490,618
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		8,952,587	12,786,223	2,374,865	(12,222)	7,970,763	—	32,072,216

As of/ for the nine-month period ended September 30, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	221,607,638	360,712,518	—	112,485,775	6,487,350	—	701,293,281
Intersegment		177,364,499	68,991,989	59,763,749	211,396,438	84,928,390	(602,445,065)
Services income		94,162	83,057	3,230,746	74,857	58,233		3,541,055
Reversal of impairment (Impairment) of wells, pipelines, properties, plant and equipment, net		32,741,187	(16,630,608)	—	—	—	—	16,110,579
Cost of sales		258,270,923	487,271,689	30,514,141	318,977,076	20,968,738	(530,758,339)	585,244,228

Gross income (loss)		173,536,563	(74,114,733)	32,480,354	4,979,994	70,505,235	(71,686,726)	135,700,687
Distribution, transportation and sales expenses		167,988	9,635,786	108,979	938,596	132,903	(3,067,997)	7,916,255
Administrative expenses		61,832,426	42,120,523	13,683,850	1,554,103	58,927,425	(68,403,179)	109,715,148
Other revenue		901,504	2,562,293	211,502	355,166	3,792,358	—	7,822,823
Other expenses		(744,603)	(42,480)	72,820	(167,589)	(96,016)	210,745	(767,123)

Operating income (loss)		111,693,050	(123,351,229)	18,971,847	2,674,872	15,141,249	(4,805)	25,124,984
Financing income		54,183,827	375,253	1,956,929	228,155	127,757,132	(174,980,278)	9,521,018
Financing cost		(130,645,701)	(8,760,012)	(340,506)	(598,400)	(164,837,173)	174,985,081	(130,196,711)
Derivative financial instruments (cost) income, net		6,583,245	4,433	—	(1,061,471)	(3,522,842)	—	2,003,365
Foreign exchange (loss), net		(339,136,720)	(24,799,384)	(698,957)	(616,668)	(18,215,339)	—	(383,467,068)
(Loss) profit sharing in joint ventures and associates		7,585	(2,774,489)	(1,142)	(2,664,883)	(570,404,325)	573,622,710	(2,214,544)
Taxes, duties and other		112,585,930	—	3,720,438	4,696,278	4,944,499	—	125,947,145

Net (loss) income	Ps.	(409,900,644)	(159,305,428)	16,167,733	(6,734,673)	(619,025,797)	573,622,708	(605,176,101)

Total current assets	Ps.	884,810,498	142,112,245	141,871,250	129,446,883	951,703,208	(1,942,927,128)	307,016,956
Total non-current assets		788,553,823	385,210,505	168,847,661	45,392,108	807,311,727	(596,826,149)	1,598,489,675
Total current liabilities		365,666,080	356,563,924	30,340,924	90,789,438	1,766,885,049	(1,940,127,786)	670,117,629
Total non-current liabilities		2,567,307,169	712,535,690	84,095,252	1,969,847	2,420,831,647	(2,018,306,253)	3,768,433,352
Equity (deficit), net		(1,259,608,928)	(541,776,864)	196,282,735	82,079,706	(2,428,701,761)	1,418,680,762	(2,533,044,350)
Depreciation and amortization		78,387,052	14,444,932	4,443,842	235,442	1,669,842	—	99,181,110
Depreciation of rights of use		230,171	3,700,261	277,195	804,199	561,774	—	5,573,600
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		26,843,419	38,921,405	6,326,761	—	24,565,958	—	96,657,543

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

As of/ for the three-month period ended September 30, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	81,007,347	113,667,631	—	40,819,055	2,416,299	—	237,910,332
Intersegment		67,624,904	31,690,518	16,008,458	64,689,217	24,442,307	(204,455,404)	—
Services income		28,530	22,569	1,011,470	27,135	31,125	—	1,120,829
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net		22,107,486	(13,921,483)	—	—	—	—	8,186,003
Cost of sales		90,002,922	161,107,496	11,329,346	104,168,342	6,771,322	(184,334,458)	189,044,970

Gross income (loss)		80,765,345	(29,648,261)	5,690,582	1,367,065	20,118,409	(20,120,946)	58,172,194
Distribution, transportation and sales expenses		86,801	(68,797)	27,118	340,903	(9,716)	(1,028,470)	(652,161)
Administrative expenses		18,277,929	12,551,345	4,641,955	508,989	19,948,161	(19,088,477)	36,839,902
Other revenue		292,478	610,465	67,930	93,581	523,483	—	1,587,937
Other expenses		813,414	3,070	83,159	(3,726)	33,689	7,348	936,954

Operating (loss) income		63,506,507	(41,517,274)	1,172,598	607,028	737,136	3,349	24,509,344
Financing income		17,160,389	115,561	720,855	68,189	35,767,786	(53,563,898)	268,882
Financing cost		(34,315,617)	(2,959,834)	(141,915)	(167,803)	(49,330,591)	53,560,548	(33,355,212)
Derivative financial instruments income (cost), net		20,462,634	17,238	—	(469,412)	(2,986,515)	—	17,023,945
Foreign exchange gain (loss), net		30,289,073	3,106,512	81,282	30,497	2,686,483	—	36,193,847
(Loss) profit sharing in joint ventures and associates		5,260	(67,805)	10	(1,617,270)	12,941,804	(12,665,919)	(1,403,920)
Taxes, duties and other		40,275,201	—	(722,445)	301,400	1,971,508	—	41,825,664

Net income (loss)	Ps.	56,833,045	(41,305,602)	2,555,275	(1,850,171)	(2,155,405)	(12,665,920)	1,411,222

Depreciation and amortization		27,895,972	4,780,576	1,548,850	76,664	554,273	—	34,856,335
Depreciation of rights of use		66,393	1,226,019	167,187	227,895	194,560	—	1,882,054
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		8,947,806	9,087,607	5,995,115	—	8,188,652	—	32,219,180

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

As of/ for the year ended December 31, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	937,017,021	155,514,025	166,202,857	168,261,357	906,149,787	(2,003,285,308)	329,859,739
Total non-current assets		884,741,960	331,853,787	167,498,268	40,084,813	750,322,623	(575,873,262)	1,598,628,189
Total current liabilities		464,163,895	405,696,477	39,568,364	129,161,357	1,734,633,918	(2,000,813,940)	772,410,071
Total non-current liabilities		2,363,252,154	714,743,134	90,624,955	1,121,488	2,218,921,311	(1,827,858,155)	3,560,804,887
Equity (deficit), net		(1,005,657,068)	(633,071,799)	203,507,806	78,063,325	(2,297,082,819)	1,249,513,525	(2,404,727,030)
Depreciation and amortization		101,126,295	19,744,860	5,917,668	317,241	2,525,756	—	129,631,820
Depreciation of rights of use		313,008	4,715,238	460,957	992,148	747,880	—	7,229,231
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		35,356,366	51,845,677	8,927,651	(1,156)	32,680,002	—	128,808,540

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

NOTE 7. REVENUE
For the nine-month periods ended September 30, 2021 and 2020, revenues from sales to third parties were as follows:

A.	Revenue disaggregation

For the nine-month period ended September 30,	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2021
United States	Ps.	190,703,167	—	—	163,210,462	3,220,503	357,134,132
Other		97,011,172	—	—	8,634,286	426,538	106,071,996
Europe		47,753,474	—	—	1,410,469	—	49,163,943
Local		210,115	493,236,168	2,134,218	36,207,403	5,540,604	537,328,508

Total	Ps.	335,677,928	493,236,168	2,134,218	209,462,620	9,187,645	1,049,698,579

Geographical market 2020
United States	Ps.	129,993,896	—	—	93,364,619	211,184	223,569,699
Other		28,726,798	—	—	5,146,621	1,954,164	35,827,583
Europe		62,710,943	—	—	606,844	18,898	63,336,685
Local		270,163	360,795,575	3,230,746	13,442,548	4,361,337	382,100,369

Total	Ps.	221,701,800	360,795,575	3,230,746	112,560,632	6,545,583	704,834,336

Major products and services 2021
Crude oil	Ps.	335,467,813	—	—	3,465,416	—	338,933,229
Gas		136,732	80,937,016	—	52,260,340	—	133,334,088
Refined petroleum products		—	400,547,323	—	139,154,419	—	539,701,742
Other		—	11,315,992	—	13,756,790	9,178,781	34,251,563
Services		73,383	435,837	2,134,218	825,655	8,864	3,477,957

Total	Ps.	335,677,928	493,236,168	2,134,218	209,462,620	9,187,645	1,049,698,579

Major products and services 2020
Crude oil		221,431,637	—	—	—	—	221,431,637
Gas		176,001	40,644,697	—	23,937,451	—	64,758,149
Refined petroleum products		—	312,270,553	—	87,321,183	—	399,591,736
Other		—	7,797,268	—	1,227,141	6,487,350	15,511,759
Services		94,162	83,057	3,230,746	74,857	58,233	3,541,055

Total	Ps.	221,701,800	360,795,575	3,230,746	112,560,632	6,545,583	704,834,336

Timing of revenue recognition 2021
Products transferred at a point in time		335,604,545	452,221,209	2,134,218	208,636,965	9,178,783	1,007,775,720
Products and services transferred over the time		73,383	41,014,959	—	825,655	8,862	41,922,859

Total	Ps.	335,677,928	493,236,168	2,134,218	209,462,620	9,187,645	1,049,698,579

Timing of revenue recognition 2020
Products transferred at a point in time		221,701,800	341,485,996	—	112,485,775	15,004	675,688,575
Products and services transferred over the time		—	19,309,579	3,230,746	74,857	6,530,579	29,145,761

Total	Ps.	221,701,800	360,795,575	3,230,746	112,560,632	6,545,583	704,834,336

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

For the three-month period ended September 30,	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2021
United States	Ps.	73,764,760	—	—	62,211,796	1,752,012	137,728,568
Other		37,747,348	—	—	855,572	99,783	38,702,703
Europe		17,327,071	—	—	13,747	—	17,340,818
Local		89,370	174,624,189	726,852	13,368,245	2,128,962	190,937,618

Total	Ps.	128,928,549	174,624,189	726,852	76,449,360	3,980,757	384,709,707

Geographical market 2020
United States	Ps.	46,923,793	—	—	34,190,567	211,184	81,325,544
Other		13,074,867	—	—	1,109,253	1,028,960	15,213,080
Europe		20,954,287	—	—	314,688	—	21,268,975
Local		82,930	113,690,200	1,011,470	5,231,682	1,207,280	121,223,562

Total	Ps.	81,035,877	113,690,200	1,011,470	40,846,190	2,447,424	239,031,161

Major products and services 2021
Crude oil	Ps.	128,839,179	—	—	3,442,278	—	132,281,457
Gas		58,749	26,658,180	—	18,437,211	—	45,154,140
Refined petroleum products		—	143,534,048	—	42,274,060	—	185,808,108
Other		—	4,170,693	—	11,901,859	3,979,220	20,051,772
Services		30,621	261,268	726,852	393,952	1,537	1,414,230

Total	Ps.	128,928,549	174,624,189	726,852	76,449,360	3,980,757	384,709,707

2020
Crude oil		80,952,947	—	—	—	—	80,952,947
Gas		54,400	14,082,711	—	7,710,869	—	21,847,980
Refined petroleum products		—	97,540,381	—	33,037,338	—	130,577,719
Other		—	2,044,539	—	70,848	2,416,299	4,531,686
Services		28,530	22,569	1,011,470	27,135	31,125	1,120,829

Total	Ps.	81,035,877	113,690,200	1,011,470	40,846,190	2,447,424	239,031,161

Timing of revenue recognition 2021
Products transferred at a point in time		128,897,928	163,799,735	726,852	76,055,408	3,979,222	373,459,145
Products and services transferred over the time		30,621	10,824,454	—	393,952	1,535	11,250,562

Total	Ps.	128,928,549	174,624,189	726,852	76,449,360	3,980,757	384,709,707

Timing of revenue recognition 2020
Products transferred at a point in time		81,101,509	94,441,109	—	40,819,055	(4,056,047)	212,305,626
Products and services transferred over the time		(65,632)	19,249,091	1,011,470	27,135	6,503,471	26,725,535

Total	Ps.	81,035,877	113,690,200	1,011,470	40,846,190	2,447,424	239,031,161

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.

The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is initially measured by estimating variables such as quality and volume claims, delays in boarding etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the
Comisión Reguladora de Energía
(Energy Regulatory Commission or “CRE”). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.

The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.	Accounts receivable in the statement of financial position
As of September 30, 2021 and December 31, 2020, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 100,731,652 and Ps. 68,382,413, respectively (see Note
10-A).

C.	Practical expedients

i.	Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.	Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.
When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8. FINANCIAL INSTRUMENTS

a. Accounting	classifications and fair values of financial instruments
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2021, and December 31, 2020. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of September 30, 2021 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	12,617,584	—	—	—	—	Ps.	12,617,584	—	12,617,584	—	12,617,584
Equity instruments (i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	12,617,584	—	384,665	—	—	Ps.	13,002,249
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	39,640,701	—		39,640,701	—	—	—	—
Customers, net		—	—	—	100,731,652	—		100,731,652	—	—	—	—
Other non-financial accounts receivable		—	—	—	2,734,379	—		2,734,379	—	—	—	—
Employees and officers		—	—	—	3,651,277	—		3,651,277	—	—	—	—
Sundry debtors		—	—	—	32,624,404	—		32,624,404	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	8,649,061	—		8,649,061	—	—	—	—
Long-term notes receivable		—	—	—	846,133	—		846,133	—	—	—	—
Government Bonds		—	—	—	126,611,771	—		126,611,771	125,034,044	—	—	125,034,044
Other assets		—	—	—	6,450,487	—		6,450,487	—	—	—	—

Total	Ps.	—	—	—	321,939,865	—	Ps.	321,939,865
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(11,725,902)	—	—	—	—	Ps.	(11,725,902)	—	(11,725,902)	—	(11,725,902)

Total	Ps.	(11,725,902)	—	—	—	—	Ps.	(11,725,902)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(227,408,999)		Ps. (227,408,999)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(37,443,397)		(37,443,397)	—	—	—	—
Leases		—	—	—	—	(60,354,410)		(60,354,410)	—	—	—	—
Debt		—	—	—	—	(2,295,482,637)		(2,295,482,637)	—	(2,260,747,244)	—	(2,260,747,244)

Total	Ps.	—	—	—	—	(2,620,689,443)	Ps.	(2,620,689,443)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

	Carrying amount								Fair value hierarchy
As of December 31, 2020 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	25,947,993	—	—	—	—		25,947,993	—	25,947,993	—	25,947,993
Equity instruments (i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	25,947,993	—	384,665	—	—	Ps.	26,332,658
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	39,989,781	—	Ps.	39,989,781	—	—	—	—
Customers, net		—	—	—	68,382,413	—		68,382,413	—	—	—	—
Other non-financial accounts receivable		—	—	—	1,944,413	—		1,944,413	—	—	—	—
Employees and officers		—	—	—	3,539,505	—		3,539,505	—	—	—	—
Sundry debtors		—	—	—	28,076,118	—		28,076,118	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	12,015,129	—		12,015,129	—	—	—	—
Long-term notes receivable		—	—	—	886,827	—		886,827	—	—	—	—
Government Bonds		—	—	—	129,549,519	—		129,549,519	129,320,536	—	—	129,320,536
Other assets		—	—	—	3,824,913	—		3,824,913	—	—	—	—

Total	Ps.	—	—	—	288,208,618	—	Ps.	288,208,618
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)	—	(9,318,015)	—	(9,318,015)

Total	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(281,978,041)	Ps.	(281,978,041)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(30,709,497)		(30,709,497)	—	—	—	—
Leases		—	—	—	—	(63,184,128)		(63,184,128)	—	—	—	—
Debt		—	—	—	—	(2,258,727,317)		(2,258,727,317)	—	(2,232,694,117)	—	(2,232,694,117)

Total	Ps.	—	—	—	—	(2,634,598,983)	Ps.	(2,634,598,983)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

b.	Fair value hierarchy
PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.
The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.
Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c.	Fair value of DFIs
PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.
PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.
PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.
PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy model for Asian options.
According to IFRS 13 “Fair Value Measurement”, the

mark-to-market

value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.
Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.
PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

d.	Accounting treatment applied and impact in the financial statements
PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
As of September 30, 2021 and December 31, 2020, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 891,682 and Ps. 16,629,978, respectively. As of September 30, 2021 and December 31, 2020, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
For the nine months periods ended September 30, 2021, and 2020, PEMEX recognized a net (loss) gain of Ps.
(21,632,280
) and Ps. 2,003,365, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.
In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2021 and December 31, 2020, PEMEX did not recognize any embedded derivatives (foreign currency or index).

e.	IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, are expected to cease to be published in 2022 and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.
The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (one month “1M”, three months “3M”, and six months “6M”).
Therefore, PEMEX has identified and is reviewing contracts expiring after the applicable cessation dates, that could be impacted by the change in the aforementioned rates.
PEMEX has a reduced number of financial instruments referenced to floating rates in Euros and U.S. dollars with maturity and interest rate fixation after December 2021 and June 2023, respectively. This portfolio of financial instruments is composed of debt instruments and DFIs as shown below:

		Notional Amount As of September 30, 2021
	Reference Rate	(in millions of each currency)
	LIBOR 1M USD	3,222
	LIBOR 3M USD	552
Debt	LIBOR 6M USD	885
	EURIBOR 3M EUR	650

	LIBOR 1M USD	2,500
DFI	LIBOR 3M USD	156
	LIBOR 6M USD	244
Note: Notional amounts with maturity after December 31, 2021, for Euros and after June 30, 2023, for U.S. dollars.
In the event that
Tasa de Interés Interbancaria de Equilibrio
(“TIIE”) ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		Notional Amount As of September 30, 2021
	Reference Rate	(in millions of each currency)
Debt	TIIE 28D MXN	6,152
	TIIE 91D MXN	27,922

DFI	TIIE 28D MXN	30,513
Note: Notional amounts with maturity after December 31, 2021.
PEMEX’s portfolio also consists of additional debt instruments that will mature during the year, as well as additional debt instruments and DFIs referenced at fixed rates, which are not listed in the tables above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.
Currently, PEMEX is monitoring the evolution of the IBORs transition in the market, in order to anticipate any negative impact that these changes may have. Further, PEMEX will continue working on any amendments to its contracts that may be required as a result of the transition.
Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.
Regarding PMI Trading, its credit agreements to date have incorporated flexible provisions that would help to smooth the transition to an alternative rate, in the event that LIBOR rates cease to be published prematurely. PMI Trading continuously monitors the evolution of LIBOR transition to anticipate any impact on its credit agreements and to amend the credit agreements whenever it is required.
NOTE 9. CASH AND CASH EQUIVALENTS
As of September 30, 2021 and December 31, 2020, cash and cash equivalents were as follows:

	September 30, 2021		December 31, 2020
Cash on hand and in banks (i)	Ps.	21,827,529	Ps.	20,211,875
Highly liquid investments (ii)		17,813,172		19,777,906

	Ps.	39,640,701	Ps.	39,989,781

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.
NOTE 10. CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE
As of September 30, 2021 and December 31, 2020, accounts receivable and other receivables were as follows:

A.	Customers

	September 30, 2021		December 31, 2020
Domestic customers, net	Ps.	48,974,823	Ps.	35,049,717
Export customers, net		51,756,829		33,332,696

Total customers	Ps.	100,731,652	Ps.	68,382,413

B.	Other financial and non-financial accounts receivable

	September 30, 2021		December 31, 2020
Financial assets:
Sundry debtors (1)	Ps.	32,624,404	Ps.	28,076,118
Employees and officers		3,651,277		3,539,505

Total financial assets	Ps.	36,275,681	Ps.	31,615,623
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	79,755,223	Ps.	55,187,272
Special Tax on Production and Services		38,482,961		32,657,743
Other accounts receivable		2,734,379		1,944,413

Total non-financial assets:	Ps.	120,972,563	Ps.	89,789,428

(1)	Includes Ps.(126,677) and Ps.(197,215) of impairment, as of September 30, 2021 and December 31, 2020, respectively.

NOTE 11. INVENTORIES
As of September 30, 2021 and December 31, 2020, inventories were as follows:

	September 30, 2021		December 31, 2020
Refined and petrochemicals products	Ps.	48,566,057	Ps.	32,175,910
Crude oil		17,046,196		11,997,570
Products in transit		14,057,114		3,476,807
Materials and products in stock		4,281,327		4,736,659
Gas and condensate products		214,070		142,136
Materials in transit		2,783		76,579
	Ps.	84,167,547	Ps.	52,605,661

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
The investments in joint ventures and associates as of September 30, 2021 and December 31, 2020, were as follows:

	Percentage of investment	September 30, 2021	December 31, 2020
Deer Park Refining Limited	49.99%	P s. 6,457,107	P s. 9,635,176
Sierrita Gas Pipeline LLC	35.00%	1,168,314	1,232,464
Frontera Brownsville, LLC.	50.00%	454,600	479,520
Texas Frontera, LLC.	50.00%	195,588	197,708
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%	129,070	208,152
CH 4 Energía, S.A. de C.V.	50.00%	160,878	141,339
Other, net	Various	83,504	120,770

		P s. 8,649,061	P s. 12,015,129

(Loss) profit sharing in joint ventures and associates:

	For the nine-month period ended September 30,
	2021	2020
Deer Park Refining Limited	P s. (3,320,804)	P s. (2,476,491)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	(79,083)	34,071
Sierrita Gas Pipeline, LLC.	100,215	147,668
Frontera Brownsville, LLC.	30,500	40,768
CH 4 Energía, S.A. de C.V.	19,540	11,528
Texas Frontera, LLC.	18,366	29,053
Ductos el Peninsular, S.A.P.I. de C.V.	(18)	(1,141)
Other, net	64,601	—

(Loss) sharing in joint ventures and associates, net	P s. (3,166,683)	P s. (2,214,544)

	For the three -month period ended September 30,
	2021		2020
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	P s.	(43,906)	Ps.	20,265
Ductos el Peninsular, S. A. P. I. de C. V.		(16)		11
Sierrita Gas Pipeline LLC		33,339		71,136
Other, net		24,178		—
CH4 Energía S.A. de C.V.		12,366		7,783
Frontera Brownsville, LLC.		6,385		18,431
Texas Frontera, LLC.		4,904		7,685
Deer Park Refining Limited		4,351		(1,529,231)

Profit (loss) sharing in joint ventures and associates, net	Ps.	41,601	Ps.	(1,403,920)

Additional information about the significant investments in joint ventures and associates is presented below:

•
Deer Park Refining Limited (Joint Venture)
. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the investment for the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, Petróleos Mexicanos signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596,000, such that upon closing PEMEX will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.
Associates

•
Sierrita Gas Pipeline LLC.
This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•
Frontera Brownsville, LLC
. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•
Texas Frontera, LLC
. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P., and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•
CH4 Energía, S.A. de C.V.
This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.
This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•
Ductos el Peninsular S.A.P.I. de C.V.

This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Investment
Balances as of January 1, 2020	Ps.	848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	3,267,177,099
Acquisitions		8,596,129	17,992	1,141,350	20,527,095	1,192,275	1,842,005	187,129	867,498	71,679,103	746,526	—	106,797,102
Reclassifications		(1,983,871)	—	140,460	—	(7,373)	—	296,647	(236,331)	44,364	41,165	16	(1,704,923)
Capitalization		918,736	—	8,681,048	32,142,329	19,870	2,797,069	5,198	—	(44,650,944)	86,694	—	—
(Impairment)		(29,570,104)	—	(8,034,598)	(16,942,654)	—	(9,746,182)	—	—	(787,330)	—	—	(65,080,868)
Reversal of impairment		12,660,669	153,456	8,318,731	45,682,705	429,790	13,937,937	8,159	—	—	—	—	81,191,447
Disposals		(1,371,888)	—	(1,585,018)	(151,405)	(5,630,559)	—	(2,220,453)	(461,591)	(1,134,183)	(248,065)	(16)	(12,803,178)

Balances as of September 30, 2020	Ps.	838,090,998	13,264,272	469,597,050	1,384,927,016	59,322,230	335,313,771	48,684,242	16,524,794	165,076,450	44,775,856	—	3,375,576,679

Balances as of January 1, 2020	Ps.	848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	3,267,177,099
Acquisitions		13,934,129	246,351	1,911,502	15,602,539	1,118,794	3,696,726	294,329	552,865	131,963,334	543,472	—	169,864,041
Reclassifications		(1,446,201)	—	228,056	—	361,131	—	410,240	7,586	(1,234,963)	115,107	24,601	(1,534,443)
Capitalization		9,906,725	—	19,022,425	42,183,243	616,006	15,695,486	8,835	1,532	(87,150,784)	(283,468)	—	—
(Impairment)		(66,031,126)	—	(9,392,862)	(48,028,474)	(65,964)	(16,210,995)	—	—	(20,210,911)	—	—	(159,940,332)
Reversal of impairment		9,797,281	153,456	11,943,047	73,801,995	1,563,299	25,872,979	8,159	426,560	19,856	—	—	123,586,632
Disposals		(3,297,113)	—	(2,855,580)	—	(6,599,754)	(1,184,109)	(2,300,115)	(514,229)	(1,441,548)	(298,828)	(24,601)	(18,515,877)

Balances as of December 31, 2020	Ps.	811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	3,380,637,120

Acquisitions		7,963,546	—	2,255,478	18,125,341	11,312	2,606,668	802,055	119,759	68,499,434	7,958	—	100,391,551
Reclassifications		3,154,806	—	(7,699)	105,873	65	(2,931,778)	2,082	73,211	(103,587)	41,205	1,625	335,803
Capitalization		1,520,740	—	2,256,417.00	28,673,456	287,955	2,148,170	129,397	—	(35,016,135)	—	—	—
(Impairment)		(13,949,961)	—	(11,353,737)	(24,319,176)	—	—	—	—	(1,324,521)	—	(1,421)	(50,948,816)
Reversal of impairment		17,595,386	—	1,550,200	66,330,576	—	3,264,122	—	328,176	122,820	—	—	89,191,280
Disposals		(118,695)	—	(115)	—	—	—	(86,428)	(24,619)	(71,339)	—	(204)	(301,400)

Balances as of September 30, 2021	Ps.	827,870,844	13,492,631	476,492,209	1,476,144,319	60,611,071	359,440,211	49,676,116	17,326,059	193,977,096	44,274,982	—	3,519,305,538

Accumulated depreciation and amortization
Balances as of January 1, 2020	Ps.	(481,465,163))	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	(1,989,628,537)
Depreciation and amortization		(32,245,718)	(317,678)	(9,980,978)	(44,243,938)	(1,470,291)	(8,531,806)	(1,701,812)	(688,889)	—	—	—	(99,181,110)
Reclassifications		2,009,065	—	(225,047)	—	7,496	—	(222,366)	135,775	—	—	—	1,704,923
Disposals		924,538	—	1,547,492	—	5,461,455	—	2,152,775	586,680	—	—	—	10,672,940

Balances as of September 30, 2020	Ps.	(510,777,278)	(5,835,127)	(198,077,829)	(1,069,285,399)	(39,625,503)	(202,066,893)	(42,819,360)	(7,944,395)	—	—	—	(2,076,431,784)

Balances as of January 1, 2020	Ps.	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	(1,989,628,537)
Depreciation and amortization		(42,071,837)	(384,993)	(14,042,861)	(56,325,342)	(1,989,834)	(11,671,929)	(2,249,987)	(895,037)	—	—	—	(129,631,820)
Reclassifications		1,782,525	—	(90,590)	—	(103,562)	—	(203,053)	149,123	—	—	—	1,534,443
Disposals		1,172,277	—	2,576,418	—	5,824,019	968,552	2,164,127	512,922	—	—	—	13,218,315

Balances as of December 31, 2020	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	(2,104,507,599)

Depreciation and amortization		(26,230,863)	(313,450)	(10,943,480)	(49,210,710)	(1,368,441)	(10,650,961)	(1,493,639)	(408,477)	—	—	—	(100,620,021)
Reclassifications		(292,377)	—	(47,505)	—	(25,026)	49,841.00	1,296	(22,032)	—	—	—	(335,803)
Disposals		70,173	—	(70,669)	—	16,934	—	50,029	20,353	—	—	—	86,820

Balances as of September 30, 2021	Ps.	(547,035,265)	(6,215,892)	(212,037,983)	(1,130,577,513)	(41,270,073)	(214,839,584)	(44,779,184)	(8,621,109)	—	—	—	(2,205,376,603)

Wells, pipelines, properties, plant and equipment—net as of September 30, 2020	Ps.	327,313,720	7,429,145	271,519,221	315,641,617	19,696,727	133,246,878	5,864,882	8,580,399	165,076,450	44,775,856	—	1,299,144,895

Wells, pipelines, properties, plant and equipment—net as of December 31, 2020	Ps.	291,122,824	7,590,189	280,815,336	305,861,446	20,418,199	150,114,565	5,492,140	8,618,579	161,870,424	44,225,819	—	1,276,129,521

Wells, pipelines, properties, plant and equipment—net as of September 30, 2021	Ps.	280,835,579	7,276,739	264,454,226	345,566,806	19,340,998	144,600,627	4,896,932	8,704,950	193,977,096	44,274,982	—	1,313,928,935

Depreciation rates		3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%
Estimated useful lives		20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25

(1)	Mainly wells, pipelines and plants.

A.
For the nine-month period ended September 30, 2021 and the year ended December 31, 2020, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,278,835 and Ps. 3,893,248, respectively. Financing costs during the nine-month period ended September 30, 2021 and the year ended December 31, 2020 were 6.15% to 6.48% and 5.75% to 7.08%, respectively.

B.
The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2021 and 2020, recognized in operating costs and expenses, was Ps. 100,620,021, and Ps. 99,181,110, respectively, which includes costs related to plugging and abandonment of wells for the nine-month periods ended September 30, 2021 and 2020, of Ps. 111,453 and Ps. 2,243,267, respectively.

C.
As of September 30, 2021 and December 31, 2020, provisions relating to future plugging of wells costs amounted to Ps. 80,783,100 and Ps. 77,125,513, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.
As of September 30, 2021 and 2020, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 1,765,350 and Ps. (6,562,460), respectively.

E.
During the nine-month periods ended September 30, 2021 and 2020, PEMEX recognized a reversal of impairment of Ps. 38,242,464 and Ps. 16,110,579, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2021				2020
	Reversal of impairment		(Impairment)	Reversal of impairment / (Impairment), net	Reversal of impairment		(Impairment)	Reversal of impairment / (Impairment), net
Pemex Exploration and Production	Ps.	70,220,601	(32,584,927)	37,635,674	Ps.	52,973,448	(20,232,261)	32,741,187
Pemex Industrial (1) Transformation		7,760,170	(7,481,554)	278,616		5,496,925	(22,127,533)	(16,630,608)
Pemex Logistics		328,174	—	328,174		—	—	—

Total	Ps.	78,308,945	(40,066,481)	38,242,464	Ps.	58,470,373	(42,359,794)	16,110,579

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

Cash Generating Unit (CGU) of Pemex Exploration and Production
During the nine-month periods ended September 30, 2021 and 2020, Pemex Exploration and Production recognized a net reversal of impairment, of Ps. 37,635,674 and Ps. 32,741,187, respectively.
The net reversal of impairment was in the following CGUs:

	2021		2020
Cantarell	Ps.	38,832,073	38,571,006
Aceite Terciario del Golfo		13,493,508	14,870,748
Crudo Ligero Marino		8,012,507	(1,045,288)
Antonio J. Bermudez		6,342,147	—
Tamaulipas Constituciones		2,301,884	—
Arenque		756,807	415,367
Ixtal - Manik		481,675	—
Drilling equipment		—	161,615

Reversal of impairment		70,220,601	52,973,448

Tsimin Xux		(13,576,171)	(15,938,558)
Chuc		(9,082,385)	(15,153,935)
Burgos		(7,213,977)	11,473,037
Ku-Maloob-Zaap		(993,579)	—
Cuenca de Veracruz		(494,368)	—
Lakach		(368,455)	(302,926)
Ogarrio Magallanes		(308,809)	—
Misión (Cee)		(297,469)	(28,424)
Cuenca de Macuspana		(126,242)	(122,791)
Cactus Sitio Grande		(123,472)	—
Costero		—	(158,664)

(Impairment)		(32,584,927)	(20,232,261)

Reversal of impairment, net	Ps.	37,635,674	32,741,187

As of September 30, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 37,635,674, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 80,075,374, mainly in the Cantarell, Antonio J. Bermúdez, Crudo Ligero Marino, Aceite Terciario del Golfo (“ATG”) and Tamaulipas Constituciones CGUs; (ii) an exchange rate effect of Ps. 7,676,061, as a result of the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021; (iii) a positive effect of Ps. 3,382,991, due to a decrease in the discount rate from 6.23% to 5.90%, mainly in the Cantarell, ATG, Ixtal Manik and Arenque CGUs. These effects were offset by (i) a decrease in production volume of crude oil and higher transportation and distribution costs, resulting in a negative effect of Ps. 44,788,913, mainly in the Tsimin Xux, Burgos and Cuenca de Macuspana CGUs; (ii) an increase in proven reserves in the new Ixachi, Xikin, Jaatsul, Cheek, Uchbal, TetL, Teekit, Suuk, Pokche and Mulach fields; (iii) a negative tax effect of Ps. 949,106, mainly in the Antonio J. Bermúdez, ATG and Tamaulipas Constituciones CGUs, due to higher income as a result of an increase in hydrocarbon prices and a decrease in the discount rate with respect to December 31, 2020; and (iv) a higher than expected cost on disposal of abandoned fixed assets of Ps. 7,760,733, due to the fact that these assets did not represent an investment for the remainder of financial year 2021, nor for the immediately subsequent years.
As of September 30, 2020, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 32,741,187, mainly due to: (i) a positive foreign currency exchange rate effect of Ps. 43,544,187 mainly in Cantarell, Aceite Terciario del Golfo (“ATG”), Chuc, Tsimin, Xux, Ixtal Manik and Burgos cash generating units (“CGUs”) and (ii) an increase in crude oil prices, generating a positive effect of Ps. 28,932,000, mainly in the Cantarell, Burgos and ATG CGUs. These increases were partially offset by (i) an impact from discounting future cash flows of Ps. (35,193,000), mainly in the Cantarell, ATG and Burgos CGUs due to higher income from volume, price and exchange rate effect; (ii) a decrease in the volume production profiles, generating a negative effect of Ps. (3,673,000), mainly in the Tsimin Xux, Chuc, Crudo Ligero Marino, Ixtal Manik and Costero CGUs, due to natural declining production, partially offset by increases in the volume production profiles of new fields Ixachi, Xikin, Uchbal, Tetl, Teekit, Suuk, Pokche and Mulach; and (iii) higher taxes of Ps. (905,000) due to higher income from production profiles and prices compared to December 31, 2019, mainly in the Cantarell, ATG and Burgos CGUs.
The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

September 30,
	2021	2020
Average crude oil price	54.99 USD/bl	50.94 USD/bl
Average gas price	4.70 USD/mpc	5.42 USD/mpc
Average condensates price	64.29 USD/bl	57.60 USD/bl
Discount rate	5.90% annual	6.39% annual
For 2021 and 2020 the total forecast production, calculated with a horizon of 25 years was 6,141 and 6,511 million barrels of crude oil equivalent, respectively.
Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.
As of September 30, 2021 and 2020, values in use for CGUs with impairment or reversal of impairment are:

	2021		2020
Ku-Maloob-Zaap	Ps.	646,140,977	860,706,622
Cuenca de Veracruz		169,460,571	105,692,219
Cantarell		142,433,061	133,201,832
Chuc		54,633,917	21,361,677
Aceite Terciario del Golfo		54,019,442	15,747,232
Ogarrio Magallanes		29,327,987	25,883,780
Antonio J. Bermudez		28,193,558	46,336,093
Cactus Sitio Grande		25,684,671	19,180,576
Crudo Ligero Marino		21,536,136	—
Tsimin Xux		20,681,792	14,797,749
Ixtal - Manik		13,902,514	13,238,398
Burgos		9,686,548	17,599,717
Poza Rica		8,597,852	14,416,335
Tamaulipas Constituciones		7,070,363	17,773,512
Arenque		5,937,235	9,170,168
Cuenca de Macuspana		843,489	114,921

Total	Ps.	1,238,150,113	1,315,220,831

Cash Generating Units of Pemex Industrial Transformation
During the nine-month periods ended September 30, 2021 and 2020, Pemex Industrial Transformation recognized a net reversal of impairment and impairment of Ps. 278,616 and Ps. (16,630,608) respectively.

The net reversal of impairment and net impairment were in the following cash generating units:

	2021		2020
Tula Refinery	Ps.	5,712,131	2,919,561
Morelos Petrochemical Complex		2,048,039	—
Minatitlán Refinery		—	2,577,364

Reversal of impairment		7,760,170	5,496,925
Madero Refinery		(4,517,060)	(15,070,542)
Minatitlán Refinery		(1,639,975)	—
Fertilizer plants		(1,324,519)	(92,644)
Cangrejera Petrochemical Complex		—	(5,844,455)
Morelos Petrochemical Complex		—	(1,119,892)

(Impairment)		(7,481,554)	(22,127,533)

Reversal of impairment (impairment)	Ps.	278,616	(16,630,608)

As of September 30, 2021, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 278,616. This net reversal of impairment was mainly due to (i) an increase of the exchange rate, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021, which are used as cash flows when U.S. dollars are taken as reference; and (ii) a decrease in the discount rate of CGUs of refined products and petrochemical products by 1.49% and 1.19%, respectively and an increase in gas and ethylene products by 0.90% and 0.54%, respectively.
As of September 30, 2020, the net impairment of Ps. (16,630,608) was mainly due to (i) lower production levels, mainly at the Madero Refinery; (ii) decrease in prices of products; (iii) a decrease in the discount rate of CGUs of refined products, refined products and gas by 0.41%, 0.12% and 0.02%, respectively, and an increase in ethylene by 0.10%; and (iv) the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 22.4573 = U.S. $1.00 as of September 30, 2020, which are used as cash flows when U.S. dollars are taken as reference.
To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of September 30,
	2021	2020	2021	2020	2021	2020	2021	2020	2021
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price per barrel	U.S $59.10	U.S $35.5	N.A.		N.A.		N.A.		N.A.
Processed volume (i)	906 Mbd	726 Mbd	2,161	2,134	Variable because the load inputs are diverse
			mmpcd of humid gas
Rate of Ps./U.S. dollar	20.3060	22.4573	20.3060	22.4573	20.3060	22.4537	20.3060	22.4573	20.3060
Useful lives of the cash generating units (year average)	11	12	7	7	6	7	5	6	5
Discount rate (% annual)	9.34%	11.22%	10.66%	9.70%	8.57%	8.69%	8.57%	8.27%	10.01%
Period*	2021-2031		2021-2027		2021-2026		2021-2025		2021-2025

*	The first 5 years are projected and stabilize at year 6.
(i)	Average of the first 4 years
N.A.
Non-applicable
Cash generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.
As of September 30, 2021 and 2020, the value in use for the impairment of fixed assets was as follows:

	2021		2020
Tula Refinery	Ps.	55,499,327	78,070,937
Salina Cruz Refinery		50,208,309	53,509,636
Minatitlán Refinery		15,396,795	63,556,867
Morelos Petrochemical Complex		11,103,807	7,094,966
Cangrejera Petrochemical Complex		9,335,695	6,366,959
Madero Refinery		1,635,845	10,210,029

Total	Ps.	143,179,778	218,809,394

NOTE 14. INTANGIBLE ASSETS, NET
At September 30, 2021 and December 31, 2020, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 18,578,266 and Ps. 22,775,784, respectively, mainly due to wells unassigned to a reserve and other intangible assets, as follows:

a.	Wells unassigned to a reserve

	September 30,		December 31,		September 30,
	2021		2020		2020
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	21,435,160	Ps.	12,831,281	Ps.	12,831,281
Additions to construction in progress		15,622,899		23,237,519		11,880,905
Transfers against expenses		(11,663,560)		(8,404,284)		(4,455,298)
Transfers against fixed assets		(8,423,843)		(6,229,356)		(3,157,374)

Balance at the end of period	Ps.	16,970,656	Ps.	21,435,160	Ps.	17,099,514

b.	Other intangible assets

	September 30,		December 31,
	2021		2020
Licenses	Ps.	5,218,421	Ps.	4,885,305
Exploration expenses, evaluation of assets and concessions		1,830,803		1,769,100
Accumulated amortization		(5,441,614)		(5,313,781)

Balance at the end of the period	Ps.	1,607,610	Ps.	1,340,624

NOTE 15. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable
As of September 30, 2021 and December 31, 2020, the balance of long-term notes receivable was as follows:

	September 30,		December 31,
	2021		2020
Promissory notes issued by the Mexican Government	Ps.	—	Ps.	—
Other long-term notes receivable (1)		846,133		886,827

Total long-term notes receivable	Ps.	846,133	Ps.	886,827

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

On December 24, 2015, the
Secretaría de Hacienda y Crédito Público
(Ministry of Finance and Public Credit, or “SHCP”) published in the Official Gazette of the Federation the
Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias
(General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.
In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable
promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current
assets once the independent expert named by SHCP concluded its review.
On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as
Bonos de Desarrollo del Gobierno Federal
(Development Bonds of the Mexican Government, or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.
Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.
During the period from January 1 to November 19, 2020, PEMEX recorded Ps. 7,097,040 in accrued interests from these receivable promissory notes. This amount was recognized as financing income in the unaudited condensed consolidated interim statement of comprehensive income.
On March 31, 2020, Petróleos Mexicanos received the payment of promissory note No. 4 in the amount of Ps. 4,983,670 (Ps. 4,102,622 of principal and Ps. 881,048 of interest), which was transferred to the
Fideicomismo Fondo Laboral Pemex
(“FOLAPE”).
On November 19, 2020, Petróleos Mexicanos and the SHCP agreed to exchange 16 promissory notes in favor of Petróleos Mexicanos (notes 5 to 20) in a total amount of Ps. 128,656,192 for 18 series of Mexican Government local bonds (the “Government Bonds”). The resources from the Government Bonds will be exclusively transferred to the FOLAPE for the payments related to its pension and retirement plan obligations.
The roll-forward related to the promissory notes is as follows:

	For the year ended December 31,
	2020 (i)
Balance at the beginning of the year	Ps.	126,534,822
Collected promissory notes		(4,102,622)
Accrued interests		7,097,040
Interests received from promissory notes		(881,048)
Reversal of (impairment) of the promissory notes		8,000
Exchange from promissory notes to Bonds		(128,656,192)

Balance at the end of the period	Ps.	—

(i)	Until November 19, 2020.

B.	Government Bonds
As of September 30, 2021 and December 31, 2020, the balance of the Government Bonds (see Note
15-A),
included Government Bonds valued at amortized cost as follows:

	September 30,		December 31,
	2021		2020
Government Bonds	Ps.	126,611,771	Ps.	129,549,519
Less: current portion of Government Bonds, net of expected credit losses (1)		15,860,072		18,036,557

Total long-term notes receivable
Government Bonds	Ps.	110,751,699	Ps.	111,512,962

(1)	Includes an expected credit loss of Ps. 14,891.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610, resulting in a net active position of Ps. 33,189,001.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes the Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.
During the period from January 1 to September 30, 2021, interest income generated by the Government Bonds amounted to Ps. 5,338,348, of which Petróleos Mexicanos received payments in the amount of Ps. 5,859,565. Interest income generated by the Government Bonds amounted to Ps. 2,103,099 during the period from November 20, 2020 to December 31, 2020. Petróleos Mexicanos received payments in the amount of Ps. 817,270, which were recognized as financial income in the consolidated statement of comprehensive income.
The Government Bonds consist of 18 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2021 and 2026, with a notional amount of Ps. 118,280,727 and Ps. 913,482 in UDIs.
As of September 30, 2021 and December 31, 2020, the fair value of the transferred assets was Ps. 125,034,044 and Ps. 129,320,536, and the fair value of the associated liabilities was Ps. 96,817,512 and Ps. 95,630,214, resulting in a net position of Ps. 26,216,532 and Ps. 33,690,322.
As of September 30, 2021 and December 31, 2020, the recorded liability was Ps. 96,461,665 (Ps. 95,597,610 of principal and Ps. 864,055 of interest) and Ps. 96,461,665 (Ps. 95,597,610 of principal and Ps. 864,055 of interest), respectively.

The roll-forward of the Government Bonds is as follows:

	September 30, 2021		December 31, 2020
Balance as of the beginning of the year	Ps.	129,549,519	—
Promissory notes value at the beginning of the exchange as of November 19, 2020		—	128,656,192
Financial income from the Exchange of promissory notes to Bonds		—	130,419

Initial value of Government Bonds		—	128,786,611
Accrued interests		5,338,348	2,103,099
Interests received from bonds		(5,859,566)	(817,270)
Impact of the valuation of bonds in UDIS		289,356	(505,339)
Amortized cost		(2,708,577)
Reversal (Impairment) of bonds		2,691	(17,582)

Balance at the end of the period	Ps.	126,611,771	129,549,519

C.	Other asset s
As of September 30, 2021 and December 31, 2020, the balance of other assets was as follows:

	September 30, 2021		December 31, 2020
Payments in advance (1)	Ps.	37,984,927	Ps.	5,223,679
Other (2)		2,157,538		1,680,934
Insurance		186,525		678,897

Total other assets	Ps. 40,328,990		Ps. 7,583,510

(1)	Mainly advance payments to contractors for the construction of the Dos Bocas refinery.
(2)
Includes restricted cash for Ps. 50,659 as of September 30, 2021, as a result of a cash retention ordered by the court in a commercial judgement promoted by OPCO Soluciones, S.A. de C.V. against PEMEX’s subsidiary company AGRO, due to lack of payment by this subsidiary company.

NOTE 16. DEBT
The Federal Income Law applicable to PEMEX as of January 1, 2021, published in the Official Gazette of the Federation on November 25, 2020, authorized Petróleos Mexicanos and its Subsidiary Entities to incur a domestic net debt up to Ps. 22,000,000 and an external net debt up to U.S. $1,000,000. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt (Ps. 42,000,000, equivalent to U.S. $2,100,000) does not exceed the ceiling established by the Federal Income Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the
Reglamento de la Ley de Petróleos Mexicanos
(Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.
During the period from January 1 to September 30, 2021, PEMEX participated in the following financing activities:

•
On January 22, 2021, Petróleos Mexicanos issued Ps. 2,500,000 of promissory notes due July 2021, at a rate linked to the six-month
Tasa de Interés Interbancaria de Equilibrio (“TIIE”) plus 240 basis points.

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 4,000,000 of promissory notes due July 2021, at a rate linked to the six-month TIIE plus 248 basis points.

•
On January 22, 2021, Petróleos Mexicanos entered into a credit agreement guaranteed by an export credit agency for a line of credit in the amount of U.S.$152,237 due January 2031, at a rate linked to the one-year
London Inter Bank Offered Rate (LIBOR) plus 138 basis points.

•
On March 23, 2021, Petróleos Mexicanos renewed a promissory note for Ps. 2,000,000 at a rate linked to the six-month
TIIE plus 238 basis points. Petróleos Mexicanos entered into the original promissory note in January 2021 for a term for 60 days, and the renewal was for a further term of 90 days

•	On April 13, 2021, Petróleos Mexicanos issued Ps. 1,500,000 promissory notes due in July 2021, at a rate linked to the 91 day TIIE plus 215 basis points.

•
On April 22, 2021, Petróleos Mexicanos renewed Ps. 4,000,000 promissory notes due in October 2021, at a rate linked to the 182 day TIIE plus 248 basis points. The original maturity of the promissory notes was July 2021.

•
On May 10, 2021, Petróleos Mexicanos entered into a U.S. $400,000 term loan in two tranches, one of U.S. $65,000 and the second of U.S. $335,000, both due March 2031. Both tranches bear interest at a floating rate linked to six-month
LIBOR plus 48 basis points.

•
On May 21, 2021, Petróleos Mexicanos renewed and restructured a term loan for U.S. $ 300,000 which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On June 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in March 2021 for Ps. 2,000,000 and an original term of 90 days. This renewal was carried out for a term of 180 days at a rate linked to TIIE plus 260 basis points.

•	On July 8, 2021, Petróleos Mexicanos entered into a U.S. $300,000 term loan due July 2024, which bears interest at a floating rate linked to LIBOR plus 320 basis points.

•
On July 12, 2021, Petróleos Mexicanos renewed a promissory note entered into in April 2021 for Ps. 1,500,000 and an original term of 90 days. This renewal was carried out for a term of 170 days at a rate linked to TIIE plus 240 basis points.

•
On July 16, 2021, Petróleos Mexicanos entered into a U.S. $750,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in
January 2021
for Ps. 4,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•
On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in January 2021 for Ps. 2,500,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

•	On September 13, 2021, Petróleos Mexicanos entered into a U.S. $500,000 term loan due December 2021, which bears interest at a floating rate linked to LIBOR plus 200 basis points.

•
On September 21, 2021, Petróleos Mexicanos entered into a U.S. $300,000 promissory notes in three tranches due December 2021. These tranches bear interest at a floating rate linked to LIBOR plus 200 to 245 basis points.

All of the debt securities listed above are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
As of September 30, 2021, Petróleos Mexicanos and PMI Trading had U.S. $7,700,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which only U.S. $301,000 are available.
All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

From January 1 to September 30, 2021, PMI Trading obtained U.S. $32,939,622 from its revolving credit line and repaid U.S. $32,954,130. As of December 31, 2020, the outstanding amount under this revolving credit line was U.S. $2,387,065. As of September 30, 2021, the outstanding amount under this revolving credit line was U.S. $2,372,557.
The following table presents the roll-forward of total debt of PEMEX for the nine-month periods ended September 30, 2021 and 2020, and for the year ended December 31, 2020, which includes short and long-term debt:

	September 30, 2021		December 31, 2020 (i)		September 30, 2020 (i)
Changes in total debt:
At the beginning of the period	Ps.	2,258,727,317	Ps.	1,983,174,088	1,983,174,088
Loans obtained - financing institutions		1,058,854,764		1,292,197,518	940,509,304
Debt payments		(1,027,818,098)		(1,151,962,147)	(797,661,890)
Accrued interest (ii)(iii)		109,254,054		144,207,950	112,152,039
Interest paid		(123,430,793)		(130,989,150)	(115,990,121)
Foreign exchange		19,895,393		122,099,058	353,932,098

At the end of the period	Ps.	2,295,482,637	Ps.	2,258,727,317	2,476,115,518

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.
(ii)	As of September 30, 2021, includes amortized cost of Ps. 90,761 consisting of Ps. 428,452 of expenses and discounts related to issuance of debt and Ps. (337,691) of fees to the issuance of debt.
(iii)	As of December 31, 2020, includes amortized cost of Ps. 1,555,266 consisting of Ps. 1,868,501 of expenses and discounts related to issuance of debt and Ps. (313,275) of fees to the issuance of debt.
As of September 30, 2021 and December 31, 2020, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	September 30, 2021	December 31, 2020

	(in pesos)
U.S. dollar	20.3060	19.9487
Japanese yen	0.1821	0.1933
Pounds sterling	27.4780	27.2579
Euro	23.7174	24.4052
Swiss francs	21.8492	22.5720
NOTE 17. PROVISIONS FOR SUNDRY CREDITORS
As of September 30, 2021 and December 31, 2020, the provisions for sundry creditors and others is as follows:

	September 30, 2021		December 31, 2020
Provision for plugging of wells (Note 13.C)	Ps.	80,783,100	Ps.	77,125,513
Provision for trials in process (Note 19)		10,510,696		8,321,816
Provision for environmental costs		10,526,292		9,178,555

	Ps.	101,820,088	Ps.	94,625,884

NOTE 18. EQUITY (DEFICIT)

a.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
During the nine-months ended September 30, 2021, PEMEX received a payment of Ps. 167,850,000 from Certificates of Contribution “A” from the Mexican Government.
During the year ended December 31, 2020, Petróleos Mexicanos received a payment of Ps. 46,256,000, as part of the contributions to PEMEX established in the Federal Budget for 2020.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2019	Ps.	478,675,447
Increase in Certificates of Contribution “A” during 2020		46,256,000

Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447
Increase in Certificates of Contribution “A” during the nine-months ended September 30, 2021		167,850,000

Certificates of Contribution “A” as of September 30, 2021	Ps.	692,781,447

b.	Mexican Government contributions
Mexican Government contributions made in the form of Certificates of Contribution “A” during the nine-month period ended September 30, 2021 were designated for the construction of the Dos Bocas Refinery and for the payment of debt, as follows:

Date	Construction of the Dos Bocas Refinery		Payment of debt
January 22	Ps.	12,000,000		—
February 11		10,000,000		—
February 24		—		32,062,000
March 5		7,000,000		—
March 26		2,000,000		—
April 5		5,000,000		—
April 26		2,050,000		—
May 3		7,000,000		—
May 4		—		32,062,000
June 21		4,000,000		—
July 5		4,000,000		—
July 22		3,780,000		—
August 2		—		32,596,000
August 9		1,500,000		—
August 17		1,500,000		—
August 25		2,000,000		—
August 31		4,000,000		—
September 10		1,500,000		—
September 17		2,000,000		—
September 27		1,800,000		—

Total	Ps.	71,130,000	P	s. 96,720,000

During the nine-months ended September 30, 2021 and during 2020, there were no Mexican Government contributions other than those in the form of Certificates of Contribution “A”.

c.	Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of September 30, 2021 and December 31, 2020, there were no changes to the legal reserve.

d.	Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the nine-month period ended September 30, 2021 and 2020, PEMEX recognized net actuarial gains (losses) in other comprehensive income of Ps. 241,528,141 and Ps. (54,156), respectively, which are presented net of deferred income tax of Ps. (10,468,424) and Ps. (54,170), respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 7.08% as of December 31, 2020 to 8.33% as of September 30, 2021.

e.	Accumulated deficit from prior years
PEMEX has recorded negative earnings in the past several years. However, the
Ley de Concursos Mercantiles
(Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

f.	Uncertainty related to going concern
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.
Facts and conditions
PEMEX has substantial debt (including an increase in short-term debt), incurred mainly to finance the investments needed to carry out its operations and capital investment projects. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. Additionally, the significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the
Covid-19
pandemic have negatively impacted PEMEX´s financial performance. PEMEX’s 2020 revenues decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.
Additionally, in March and April 2020, and again in July 2021, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of
Covid-19
and the associated reduced economic activity, low crude oil prices, concerns about PEMEX’s liquidity needs and its negative free cash flows and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2021 and 2022.
During the nine-months ended September 30, 2021 and 2020, PEMEX recognized a net loss of Ps. 100,237,776, and Ps. 605,176,101, respectively. In addition, as of September 30, 2021 and December 31, 2020, PEMEX had a negative equity of Ps. 2,090,666,509 and Ps. 2,404,727,030, respectively, mainly due to continuous net losses and a negative working capital of Ps. 417,799,738 and Ps. 442,550,332 as of September 30, 2021 and December 31, 2020, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the
Decreto de Presupuesto de Egresos de la Federación
(Federal Expenditure Budget Decree). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the
Cámara de Diputados
(Chamber of Deputies). The Federal Budget for 2021 authorized PEMEX to have a negative financial balance budget of Ps. 92,687,000. This shortfall does not consider payments of principal of PEMEX’s debt due in 2021.
As of September 30, 2021, PEMEX has short-term debt maturities of Ps. 468,639,417 (principal and interest).
The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity:
PEMEX was granted a tax credit applicable to the Profit-sharing Duty of up to Ps. 73,280,000 pursuant to the presidential decree of the Mexican Government of February 19, 2021. As of September 30, 2021, PEMEX has applied Ps. 54,960,000 of this tax credit.
Equity contributions from the Mexican Government for 2021 as originally scheduled, amounted to Ps. 45,050,000. Additionally, during 2021, PEMEX asked the Ministry of Finance and Credit Public for an additional Government equity contribution in the amount of Ps. 40,802,000, through the Ministry of Energy for the construction of the Dos Bocas Refinery. As of September 30, 2021, PEMEX has received Ps. 71,130,000 in equity contributions from the Mexican Government for the construction of the Dos Bocas Refinery.
In February 2021, PEMEX asked for an additional Government contribution through the Ministry of Energy in the amount of Ps. 96,720,000, for the support of the strategic objective of the Business Plan to strengthen the financial position of the company. As of September 30, 2021, PEMEX has received the total amount of these contributions.
The resources from these contributions will be used for short-term maturities of long-term debt and will not affect PEMEX’s compliance with its financial balance goal established for 2021.
In June and July of 2021, PEMEX received Ps. 4,884,649 in
non-refundable
funds from
Fondo Nacional de Infraestructura
(FONADIN) for payments to contractors of the Tula Refinery rehabilitation project. This amount was recognized as other revenues in PEMEX´s statements of comprehensive income in 2021.
PEMEX is subject to a lower tax burden in 2021, since the share-profit duty decreased to 54% in 2021 from 58% in 2020.
PEMEX has Ps. 193,356,200 (U.S. $7,700,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, if necessary. As of September 30, 2021, PEMEX had used Ps. 187,244,094 (U.S.$ 7,399,000 of its lines of credit denominated in U.S. dollars and Ps. 37,000,000 of its lines of credit denominated in pesos) and had a total availability of Ps. 6,112,106 (U.S. $301,000).
Revenues from alternative financing mechanisms that do not constitute public debt.
In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt.
Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid
in
the payment to suppliers and contractors.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (“Revenue Law for 2021”) also authorized PEMEX a net additional indebtedness up to Ps. 42,100,000 (Ps. 22,000,000 and U.S. $1,000,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. In accordance with the Revenue Law for 2021, crude oil revenues between 42.12 and up to 44.12 U.S. dollars per barrel will be directed to improve PEMEX´s financial balance goal for 2021 and revenues above 44.12 U.S. dollars per barrel may be used for operating expenses and capital expenditures.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.
Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”).
Prices of crude oil, natural gas and petroleum products have begun to recover mainly in the first and second quarter of 2021, and economic activity has begun to increase.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance
with financial ratios.
PEMEX prepared its consolidated financial statements as of September 30, 2021 and December 31, 2020 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g.	Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as
“non-controlling
interest.”
As of September 30, 2021, and December 31, 2020,
non-controlling
represented gains of Ps. 226,868 and Ps. 369,692, respectively, in PEMEX’s equity (deficit).
NOTE 19. CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceedings described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of September 30, 2021, and December 31, 2020, PEMEX had accrued a reserve of Ps. 10,510,696 and Ps. 8,321,816, respectively, for these contingent liabilities.
As of September 30, 2021, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•
On April 4, 2011, Pemex Exploration and Production was summoned before the
Séptima Sala Regional Metropolitana
(“Seventh Regional Metropolitan Court”) of the
Tribunal Federal de Justicia Fiscal y Administrativa
(“Tax and Administrative Federal Court”) in connection with an administrative claim (No.
4957/11-17-07-1)
filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No.
13620/15-17-06)
against Pemex Exploration and Production before the
Sexta Sala Regional Metropolitana
(“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the
Segunda Seccion de la Sala Superior
(“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the
Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito
(“Third Administrative Joint

Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, among others. Pemex Exploration and Production filed an amparo which was admitted. A motion to review was filed before the
Suprema Corte de Justicia de la Nación
(Supreme Court of Justice of the Nation), which is still pending as of the date of these financial statements.

•
On February 6, 2019, the
Sala Regional del Golfo Norte
(North Gulf Regional Court) of the Tax and Administrative Federal Court summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim
(752/17-18-01-7)
filed by Micro Smart System de Mexico, S. de R.L. de C.V. (“Micro Smart System”), challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by Pemex Exploration and Production. On July 1, 2019, the Second Section of the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff filed its pleadings. On February 13, 2020, the Second Section of the Superior Court declared that the plaintiff partially proved its claim and no payments shall be made by the defendant. On September 8, 2020, the judgment was published in the
Gaceta Judicial
(“Jurisdictional Gazette
”
). On September 29, 2020, Pemex Exploration and Production filed a motion to clarify this judgment, which was granted on November 24, 2020 and notified on December 10, 2020. On October 2, 2020 the plaintiff filed an amparo
against this judgment. On June 11, 2021, the court approved Micro Smart System’s motion filed on June 9, 2021, which requested that the court deny the entry of Pemex Exploration and Production’s expert. On June 17, 2021, Pemex Exploration and Production filed a motion seeking to declare the inadmissibility of Micro Smart System’s prior motion. On September 30, 2021, the Third Joint Administrative Court held a meeting and denied the amparo. Therefore, the judgment in favor of Pemex Exploration and Production is definitive and the appropriate notification is still pending as of the date of these financial statements.

•
On October 18, 2019, the
Sala Regional Peninsular
(“Regional Peninsular Court”) of the
Tribunal Federal de Justicia Administrativa
(“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim
(91/19-16-01-9)
filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S. $137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020 was received in which the extended claim was admitted. On February 10, 2020 the expert appointed by the plaintiff was accepted. On February 18, 2020 an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2020 an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. As of the date of these financial statements, the pleadings are still pending to be filed.

•
Tech Man Group, S.A. de C.V. filed an administrative claim
(7804/18-17-09-8)
against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract
(CO-OF-019-4008699-11)
before the
Tribunal Fiscal de Justicia Administrativa
(Fiscal Court of Administrative Justice). On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the
Tribunal Fiscal de Justicia Administrativa
(Fiscal Court of Administrative Justice) to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. On August 7, 2020, the
Novena Sala Regional Metropolitana
(Ninth Regional Metropolitan Court) of the Federal Justice Court appointed an independent accounting expert, who filed his report on December 7, 2020. The parties also filed their pleadings. As of the date of these financial statements, a final resolution is still pending.

•
Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file
No. 4742/19-17-01-7)
seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S. $51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

•
On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018, Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence. The amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production filed a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. The final award was issued on July 28, 2020, and notice was provided on July 30, 2020 against Pemex Exploration and Production. Pemex Exploration and Production filed a claim seeking that this award be declared null and void and SUBSEA 7 was summoned. On August 23, 2021 the claim was concluded and a settlement agreement was executed in which Pemex Exploration and Production agreed to pay U.S. $50,000.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation
.

NOTE 20. SUBSEQUENT EVENTS
During the period from October 1 to November 30, 2021 PEMEX has the following subsequent events:

A.	Recent financing activities
As of September 30, 2021, the outstanding amount under PMI Trading revolving credit line was U.S. $2,372,557. From October 1 to
November 30,
2021, PMI Trading obtained
U.S.

$8,077,284 from its revolving credit line and repaid U.S. $8,394,229. As of
November 30,
2021, the outstanding amount under this revolving credit line was U.S. $2,055,612.
On October 19, 2021, Petróleos Mexicanos entered into a Ps. 4,000,000 term loan due April 15, 2022, which bears interest at a floating rate linked to TIIE plus 248 basis points.
As of
November 30,
2021, Petróleos Mexicanos had U.S. $5,500,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which U.S. $
100,000
 remain currently available.

B.	Exchange rates and crude oil prices
As of November 30, 2021, the Mexican
peso-U.S.
dollar exchange rate was Ps. 21.8185 per U.S. dollar which represents a 7.4% depreciation of t
h
e value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2021, which was Ps. 20.3060 per U.S. dollar. This increase in U.S. dollar exchange rate from September 30, 2021 to
November 30,
2021, has led to an increase of Ps. 146,410,073 in PEMEX’s foreign exchange loss
.
As of November 30, 2021, the weighted average price of the crude oil exported by PEMEX was U.S. $63.16 per barrel as compared to the average price as of September 30, 2021 which was U.S. $71.25 per barrel, this represents a price decrease of approximately 11.4%.

C.	Contributions from the Mexican Government
During the period from October 1 to November 16, 2021 and from November 22 to November 26, 2021, the Mexican Government made certain contributions to Petróleos Mexicanos through the Ministry of Energy to support the construction of the Dos Bocas Refinery. On November 19, 2021, the Mexican Government contributed Ps. 32,615,539 for the repayment of the debt of Petróleos Mexicanos. These amounts are reflected in the table below:

Date		Amount
October 5	Ps.	1,500,000
October 12		2,400,000
October 19		1,000,000
October 26		1,000,000
November 5		1,000,000
November 16		1,000,000
November 19		32,615,539
November 22		1,000,000
November 26		1,355,290

Total	Ps.	42,870,829

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Managing Director of Treasury
Date: December 6, 2021
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.